                                                FILED PURSUANT TO RULE 424(b)(5)
                                                          FILE NO: 333-50871-01


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                   SUBJECT TO COMPLETION, DATED JULY 15, 1998

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 14, 1998

                                  $100,000,000

                               WEEKS REALTY, L.P.
                              % NOTES DUE JULY 15,

LOGO                              ----------

  Weeks Realty, L.P., a limited partnership that focuses primarily on the acquisition, development, ownership and operation of industrial and office properties in select suburban markets in the southeastern United States and
Texas, will issue   % Notes Due July 15,    offered hereby in the aggregate
principal amount of $100,000,000. Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999.
The Notes mature on July 15,   . The Notes may be redeemed at any time at the
option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Notes--Optional Redemption." The Notes will not be entitled to the benefits of any sinking fund. The Notes are unsecured obligations of the Operating Partnership and will rank pari passu with each other and with all unsecured and unsubordinated indebtedness of the Operating Partnership and will be effectively subordinated to all secured indebtedness of the Operating Partnership and its Subsidiaries. As of March 31, 1998, the Operating Partnership and its Subsidiaries had outstanding $169.9 million of unsecured, unsubordinated indebtedness, $268.8 million of secured indebtedness, and $727.5 million of unencumbered assets.

  The Notes will be represented by a single Global Note registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in "Description of Notes--Book-Entry System," Notes in definitive form will not be issued.

  Application will be made to list the Notes on the New York Stock Exchange, although there can be no assurance that the Notes will be approved for listing.
                                  ----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
    CRIMINAL OFFENSE.
                                  ----------

                                                                  PROCEEDS TO
                                 INITIAL PUBLIC   UNDERWRITING     OPERATING
                                OFFERING PRICE(1) DISCOUNT(2)  PARTNERSHIP(1)(3)
                                ----------------- ------------ -----------------
Per Note.......................            %              %               %
Total..........................    $                $             $

-----
(1) Plus accrued interest, if any, from July 15, 1998.
(2) The Operating Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting estimated expenses of $400,000 payable by the Operating Partnership.

                                  ----------

  The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about July , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
            MORGAN STANLEY DEAN WITTER
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                                  ----------

            The date of this Prospectus Supplement is July  , 1998.

                  [ART--DISTRIBUTION OF PROPERTIES BY TYPE;
                        GEOGRAPHIC DISTRIBUTION OF PROPERTIES]

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following is qualified in its entirety by the more detailed information and financial information and statements, and the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein or therein by reference. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the general economic climate, competition and the supply of and demand for industrial and suburban office properties in the Operating Partnership's markets, interest rate levels, the availability of financing, potential environmental liability and other risks associated with the ownership, development and acquisition of properties, including risks that tenants will not take or remain in occupancy or pay rent, or that construction or operating costs may be greater than anticipated, and those discussed in "Business and Properties--Acquisition and Development Risks" appearing elsewhere in this Prospectus Supplement and "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing in the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in the accompanying Prospectus. All references to the "Operating Partnership" include Weeks Realty, L.P., its consolidated Subsidiaries, and predecessors of Weeks Realty, L.P., unless the
context indicates otherwise. The offering of the Operating Partnership's   %
Notes due July 15,      (the "Notes") pursuant to this Prospectus Supplement is
referred to herein as the "Offering."

                           THE OPERATING PARTNERSHIP

  The Operating Partnership is a limited partnership that focuses primarily on the acquisition, development, ownership and operation of industrial and office properties in select suburban markets in the southeastern United States and Texas. The Operating Partnership, together with its Subsidiaries (as defined in the accompanying Prospectus under the Section entitled "Description of Debt Securities--Certain Covenants"), is the entity through which Weeks Corporation ("Weeks" or the "Company"), a self-administered, self-managed, geographically focused real estate investment trust ("REIT"), conducts all its business.

  At June 30, 1998, the Operating Partnership's portfolio was comprised of 347 Properties totaling approximately 29.3 million square feet, including 54 Properties and one Property expansion (totaling approximately 7.0 million square feet) under development and/or under agreement to acquire. At June 30, 1998, industrial Properties represented approximately 90.0% of the square footage of all of the Properties, suburban office Properties represented approximately 8.4% and retail Properties and retail ground leases represented approximately 1.6%. The average Occupancy Rate of the Operating Partnership's In-service Properties was 95.7% at June 30, 1998. As used herein, "Properties" includes properties under development and/or under agreement to acquire as of the date information is provided herein with respect to the Properties, and "In-service Properties" excludes those Properties under development which are not yet stabilized (i.e. not yet substantially leased) and Properties under agreement to acquire. "Occupancy Rate" means the rate of occupancy calculated based on leases under which tenants are paying rent.

  At June 30, 1998, the Operating Partnership and its Subsidiaries also owned or controlled (through agreements to acquire, options and marketing and development agreements) approximately 2,005 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. The Operating Partnership believes the development potential of this land could ultimately total approximately 20.8 million square feet (based upon the Operating Partnership's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure).

  Through its regional expansion strategy, the Operating Partnership has acquired properties and established a presence in several rapidly growing cities in Florida, Tennessee, North Carolina and Texas, reducing its concentration of Properties in metropolitan Atlanta to 53.5% as of June 30, 1998 (based on square footage and pro forma to include the Properties under development and/or under agreement to acquire), from 92.9% at December 31, 1995 (calculated on the same basis on that date). In addition, over approximately the same period, the Operating Partnership has significantly increased its tenant base and reduced its exposure to any single tenant. At June 30, 1998, the Operating Partnership's In-Service Properties were leased to 958 tenants, and its largest tenant represented 2.2% of the Operating Partnership's total Annualized Base Rent. This compares to 351 tenants at December 31, 1995, with the Operating Partnership's largest tenant representing 6.9% of its total Annualized Base Rent on that date. As used herein, "Annualized Base Rent" means annualized current base rent assuming expiration of rental concessions, if any, for leases under which tenants are paying rent.

  The Operating Partnership owns, develops and operates primarily industrial and suburban office Properties, most of which are located in landscaped business park settings. The Operating Partnership's business strategy emphasizes high quality Properties and tenant service. The Operating Partnership's and its Subsidiaries' approximately 500 employees have experience in and are engaged in virtually every aspect of the real estate business, including development, construction, engineering, design, landscape, leasing, marketing and property management. The Operating Partnership's strategy for growth includes intensive management of its Properties, developing and acquiring additional Properties that are consistent with its existing portfolio, and owning and controlling undeveloped land sufficient to develop new and existing business parks and to meet the expansion and relocation needs of its tenants. The Operating Partnership concentrates its activities in a limited number of sunbelt cities where it believes it can sustain a significant market presence.

                                 THE PROPERTIES

  The following table sets forth, as of June 30, 1998, the location of the 347 Properties, including the 54 Properties and one Property expansion (totaling approximately 7.0 million square feet) under development and/or under agreement to acquire, and the Operating Partnership's and its Subsidiaries' undeveloped land interests. See "Business and Properties--Acquisitions," "--Recently Completed Acquisitions," "--Pending Acquisitions" and "--Development."

                                               PERCENT  UNDEVELOPED       ESTIMATED
                                      TOTAL    OF TOTAL    LAND     DEVELOPMENT POTENTIAL
                         NUMBER OF    SQUARE    SQUARE  (NET USABLE  OF UNDEVELOPED LAND
LOCATION                 PROPERTIES    FEET      FEET     ACRES)      (SQUARE FEET)(1)
--------                 ---------- ---------- -------- ----------- ---------------------
Atlanta, GA.............    208     15,669,932   53.5%     670.4          7,372,500
Nashville, TN...........     31      3,109,011   10.6      145.3          1,639,000
Research Triangle, NC...     36      2,732,758    9.3      257.9          2,710,000
Miami, FL...............     25      2,566,452    8.8        9.3             85,000
Dallas/Ft. Worth, TX....      9      1,923,246    6.6       67.9          1,025,000
Orlando, FL.............     17      1,231,891    4.2      155.4          1,774,000
Jacksonville, FL........     11        804,335    2.7      180.6          1,872,000
Spartanburg, SC.........      4        491,200    1.7      347.3          2,420,000
Ft. Lauderdale, FL......      3        412,620    1.4       73.8            775,000
Tampa, FL...............      3        366,994    1.2       96.8          1,140,000
                            ---     ----------  -----     ------         ----------
Total...................    347     29,308,439  100.0%    2004.7         20,812,500
                            ===     ==========  =====     ======         ==========

--------
(1) Based upon the Operating Partnership's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure. There can be no assurance that the Operating Partnership's estimate of development potential will be realized.

                    SELECTED FINANCIAL AND OTHER INFORMATION

  The following table sets forth the Operating Partnership's consolidated selected financial and operating information for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. The Operating Partnership's selected balance sheet data is presented at March 31, 1998 and December 31, 1997. This information should be read in conjunction with all of the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                           THREE MONTHS THREE MONTHS
                              ENDED        ENDED
                             MAR. 31,     MAR. 31,       YEAR          YEAR
                               1998         1997         ENDED         ENDED
                           (UNAUDITED)  (UNAUDITED)  DEC. 31, 1997 DEC. 31, 1996
                           ------------ ------------ ------------- -------------
                                (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
OPERATING DATA:
Rental and reimbursement
 revenues................    $ 32,305     $ 19,557     $ 90,806      $ 52,679
Total revenues...........      32,693       19,899       92,020        53,883
Property operating, main-
 tenance, management and
 real estate tax ex-
 penses..................       7,467        4,214       19,904        11,474
Depreciation and amorti-
 zation..................       8,361        5,344       24,144        13,474
Interest expense,
 including amortization
 of deferred financing
 costs...................       6,102        5,292       18,833        12,643
General and administra-
 tive expenses...........       1,280          877        3,652         2,315
Interest income..........         279          238        1,509           492
Equity in earnings of
 unconsolidated
 entities................         556          648        1,989         1,340
Net income...............      10,318        5,058       29,194        15,809
Net income available to
 Common Unitholders......       7,318        5,058       26,474        15,809
Net income per Common
 Unit--basic.............    $   0.29     $   0.27     $   1.24      $   1.11
Net income per Common
 Unit--diluted(1)........        0.29         0.27         1.23          1.10
Weighted average Common
 Units--basic............      24,868       18,605       21,380        14,280
Weighted average Common
 Units--diluted(2).......      25,063       18,840       21,580        14,386

                                                        MAR. 31,
                                                          1998
                                                       (UNAUDITED) DEC. 31, 1997
                                                       ----------- -------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate assets before depreciation................ $1,097,257    $ 856,500
Real estate assets, net...............................  1,028,180      794,952
Total assets..........................................  1,106,702      852,361
Total indebtedness....................................    436,739      275,515
Partners' capital.....................................    640,341      557,392

                           THREE MONTHS THREE MONTHS
                              ENDED        ENDED
                             MAR. 31,     MAR. 31,
                               1998         1997      YEAR ENDED    YEAR ENDED
                           (UNAUDITED)  (UNAUDITED)  DEC. 31, 1997 DEC. 31, 1996
                           ------------ ------------ ------------- -------------
                                 (IN THOUSANDS, EXCEPT RATIOS AND PROPERTY
                                               INFORMATION)
OTHER DATA:
Cash provided by (used
 in):
 Operating activities....   $  15,938     $  9,562     $  49,097     $  28,031
 Investing activities....    (131,424)     (21,814)     (173,574)     (120,323)
 Financing activities....     110,546       12,291       129,638        91,570
Funds from opera-
 tions(3)................      15,694       10,412        50,343        29,323
EBIDA(4).................      24,781       15,694        71,962        41,926
Ratio of funds from
 operations before
 preferred distributions
 and fixed charges to
 fixed
 charges(3)(5)(6)(7).....        2.96x        2.50x         2.95x         2.75x
Ratio of funds from
 operations before
 preferred distributions
 and fixed charges to
 preferred distributions
 and fixed
 charges(3)(5)(7)(8).....        2.18x        2.50x         2.66x         2.75x
Ratio of earnings to
 fixed charges(5)(9).....        1.97x        1.65x         1.98x         1.88x
Total square feet of In-
 service Properties(10)..      19,872       14,122        17,101        12,976
Number of In-service
 Properties(10)..........         271          197           243           188

--------
(1) Computed by dividing net income available to Common Unitholders by weighted average Common Units (diluted).
(2) Represents the weighted average Common Units outstanding and the dilutive effect of outstanding Weeks common stock options. The net proceeds from the exercise of Weeks common stock options are contributed to the Operating Partnership in exchange for additional Common Units and, as such, the Weeks common stock options have a corresponding dilutive effect on the net income per Common Unit amounts of the Operating Partnership. Common Unit equivalents related to outstanding Weeks common stock options totaled 195,000 and 235,000 for the three months ended March 31, 1998 and 1997, respectively, and 200,000 and 106,000 for the years ended December 31, 1997 and 1996, respectively.
(3) The Operating Partnership believes that funds from operations provides an additional indicator of the financial performance of the Operating Partnership. "Funds from operations" is defined by NAREIT to mean net income (loss) determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Operating Partnership computes funds from operations under the current NAREIT definition by subtracting from net income the distributions to Preferred Unitholders before making an adjustment for the non-cash items described above. Funds from operations does not represent cash flow from operating, investing and financing activities as defined by GAAP. Additionally, funds from operations does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and distributions to Unitholders, and should not be considered as an alternative to net income for purposes of evaluating the Operating Partnership's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity. Funds from operations presented herein under the NAREIT guidelines is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Operating Partnership's funds from operations is comparable to the funds from operations of real estate companies that use the current NAREIT definition.

(4) EBIDA means net income before property gains, interest expense and depreciation and amortization. The Operating Partnership believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Operating Partnership to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect the Operating Partnership's results of operations and liquidity and should be considered in evaluating the Operating Partnership's operating performance. Further, EBIDA does not represent net income or cash flow from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA presented herein is not necessarily comparable to EBIDA presented by other companies due to the fact that not all companies use the same definition. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flow as a measure of liquidity.
(5) Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether expensed or capitalized, and the interest component of rental expense.
(6) The ratio of funds from operations before distributions to Preferred Unitholders and fixed charges, to fixed charges, is calculated as funds from operations plus combined distributions to Preferred Unitholders and fixed charges (excluding capitalized interest), divided by fixed charges.
(7) The Operating Partnership believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of the Operating Partnership's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of funds from operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.
(8) The ratio of funds from operations before distributions to Preferred Unitholders and fixed charges, to distributions to Preferred Unitholders and fixed charges, is calculated as funds from operations plus distributions to Preferred Unitholders and fixed charges (excluding capitalized interest), divided by distributions to Preferred Unitholders and fixed charges.
(9) The ratio of earnings to fixed charges is computed as income from operations, before extraordinary items, plus fixed charges (excluding capitalized interest), divided by fixed charges.
(10) At period end.

                      ACQUISITION AND DEVELOPMENT ACTIVITY

  During the 12 months ended June 30, 1998, the Operating Partnership acquired 52 industrial, suburban office and retail Properties, with a total of approximately 5.0 million square feet, and with a total cost, including acquisition-related costs and expenses, of approximately $311.8 million. In addition, the Operating Partnership has agreed to acquire 10 industrial Properties, totaling approximately 1.5 million square feet and with a total cost, including acquisition-related costs and expenses, of approximately $70.0 million, and has committed, subject to completing or updating its due diligence procedures, to acquire development land with a total cost of approximately $29.5 million. The Property acquisitions discussed above reflect the Operating Partnership's new market expansion strategy.

  During the 12 months ended June 30, 1998, the Operating Partnership stabilized 24 industrial and suburban office Properties and one Property expansion, with a total of approximately 2.5 million square feet and with a total cost of approximately $125.5 million. As of June 30, 1998, these completed and stabilized Properties and the one Property expansion had an average Occupancy Rate of approximately 94%. In addition, at June 30, 1998, the Operating Partnership had 44 industrial and suburban office Properties and one Property expansion under development totaling approximately 5.4 million square feet, with a total estimated cost of approximately $292.4 million. Of these Properties, 27%, measured by estimated total cost, are pre-leased build-to-suits. Including these build-to-suits, at June 30, 1998, approximately 52% of the Operating Partnership's Properties under development were leased or pre-leased (based on square footage).

  See "Business and Properties--Acquisition and Development Risks."

                                  THE OFFERING

  For a more complete description of the terms of the Notes specified in the following summary, including definitions of capitalized terms not otherwise provided, see "Description of Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

Securities Offered..........  $100,000,000 aggregate principal amount of    %
                              Notes due July 15,     .

Maturity....................  The Notes mature on July 15,     .

Interest Payment Dates......  Interest on the Notes is payable semi-annually on
                              January 15 and July 15 of each year, commencing January 15, 1999.

Optional Redemption.........  The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Notes--Optional Redemption."

Ranking.....................  The Notes are unsecured obligations of the
                              Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership, except that the Notes will be effectively subordinated to all secured debt of the Operating Partnership and its Subsidiaries. As of March 31, 1998, the Operating Partnership and its Subsidiaries had outstanding $169.9 million of unsecured, unsubordinated indebtedness, $268.8 million of secured indebtedness, and $727.5 million of unencumbered assets. As of March 31, 1998, on a pro forma basis, after giving effect to the application of the net proceeds from the Offering as described in "Use of Proceeds," the Operating Partnership and its Subsidiaries would have had outstanding $202.0 million of unsecured, unsubordinated indebtedness, $268.8 million of secured indebtedness, and $758.5 million of unencumbered assets.

Use of Proceeds.............  The net proceeds to the Operating Partnership from the Offering will be used to repay
                              outstanding borrowings under the Operating
                              Partnership's unsecured revolving line of credit (the "Credit Facility"). See "Use of Proceeds."

Limitations on Incurrence     The Indenture with respect to the Notes contains
of Debt.....................  various covenants, including the following:

                              (1) The Operating Partnership will not, and will
                                  not permit any Subsidiary to, incur any Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) Total Assets as of the end of the Operating Partnership's calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Trustee prior to the incurrence of such Debt and (ii) the increase in Total Assets from the end of such quarter, including, without limitation, increases resulting from the incurrence of such additional Debt (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets").

                              (2) The Operating Partnership will not, and will
                                  not permit any Subsidiary to, incur any
                                  Secured Debt, if, after giving effect
                                  thereto, the aggregate amount of all
                                  outstanding Secured Debt is greater than 40% of Adjusted Total Assets.

                              (3) The Operating Partnership will not, and will
                                  not permit any Subsidiary to, incur any Debt if, on a pro forma basis, the Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of such Debt would be less than
                                  1.5 times the Annual Service Charge on all Debt outstanding immediately after the incurrence of such additional Debt.

                              (4) The Operating Partnership will maintain Total
                                  Unencumbered Assets of not less than 150% of the outstanding aggregate principal amount of Unsecured Debt.

                              In addition, the ability of the Operating
                              Partnership's Subsidiaries to incur additional unsecured indebtedness is subject to certain limitations. For a more complete description of the terms and definitions used in the foregoing covenants, see "Description of Notes--General" in this Prospectus Supplement and "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus.

Listing.....................  Application will be made to list the Notes on the
                              New York Stock Exchange (the "NYSE"), although there can be no assurance that the Notes will be approved for listing.

                           THE OPERATING PARTNERSHIP

  The Operating Partnership is a limited partnership that focuses primarily on the acquisition, development, ownership and operation of industrial and office properties in select suburban markets in the southeastern United States and Texas. The Operating Partnership, together with its Subsidiaries, is the entity through which Weeks, a self-administered, self-managed, geographically focused REIT, conducts all of its business.

  At June 30, 1998, the Operating Partnership's portfolio was comprised of 347 Properties totaling approximately 29.3 million square feet, including 54 Properties and one Property expansion (totaling approximately 7.0 million square feet) under development and/or under agreement to acquire. At June 30, 1998, industrial Properties represented approximately 90.0% of the square footage of all of the Properties, suburban office Properties represented approximately 8.4% and retail properties and retail ground leases represented approximately 1.6%. The average Occupancy Rate of the Operating Partnership's In-service Properties was 95.7% at June 30, 1998.

  At June 30, 1998, the Operating Partnership and its Subsidiaries also owned or controlled (through agreements to acquire, options and marketing and development agreements) approximately 2,005 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. The Operating Partnership believes the development potential of this land could ultimately total approximately 20.8 million square feet (based upon the Operating Partnership's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure).

  Through its regional expansion strategy, the Operating Partnership has acquired properties and established a presence in several rapidly growing cities in Florida, Tennessee, North Carolina and Texas, reducing its concentration of Properties in metropolitan Atlanta to 53.5% as of June 30, 1998 (based on square footage and pro forma to include the Properties under development and/or under agreement to acquire), from 92.9% at December 31, 1995 (calculated on the same basis on that date). In addition, the Operating Partnership has significantly increased its tenant base and reduced its exposure to any single tenant. At June 30, 1998, the Operating Partnership's In-Service Properties were leased to 958 tenants, and its largest tenant represented 2.2% of the Operating Partnership's total Annualized Base Rent. This compares to 351 tenants at December 31, 1995, with the Operating Partnership's largest tenant representing 6.9% of its total Annualized Base Rent on that date.

  The Operating Partnership owns, develops and operates primarily industrial and suburban office Properties, most of which are located in landscaped business park settings. The Operating Partnership's business strategy emphasizes high quality Properties and tenant service. The Operating Partnership's and its Subsidiaries' approximately 500 employees have experience in and are engaged in virtually every aspect of the real estate business, including development, construction, engineering, design, landscape, leasing, marketing and property management. The Operating Partnership's strategy for growth includes intensive management of its Properties, developing and acquiring additional Properties that are consistent with its existing portfolio, and owning and controlling undeveloped land sufficient to develop new and existing business parks and to meet the expansion and relocation needs of its tenants. The Operating Partnership concentrates its activities in a limited number of sunbelt cities where it believes it can sustain a significant market presence.

  The Operating Partnership's general partner, Weeks GP Holdings, Inc. ("Weeks GP" or the "General Partner"), is a wholly owned subsidiary of Weeks. The Operating Partnership conducts its third-party service businesses through two unconsolidated Subsidiaries: Weeks Realty Services, Inc. conducts third-party landscape, property management and leasing services, and Weeks Construction Services, Inc. conducts third-party construction services. The Operating Partnership holds 100% of the nonvoting and 1% of the voting common stock of these Subsidiaries. The remaining voting common stock is held by three executive officers of Weeks. The ownership of the common stock of each of Weeks Realty Services, Inc. and Weeks Construction Services, Inc. entitles the Operating Partnership to substantially all (99%) of the economic benefits from the results of their respective operations.

                                USE OF PROCEEDS

  The net proceeds to the Operating Partnership from the sale of the Notes offered hereby, after deducting underwriting discounts and commissions and expenses of the Offering, are expected to be approximately $99.0 million. The Operating Partnership intends to use the net proceeds of the Offering to repay borrowings under its $225 million Credit Facility, which amounts have been incurred to fund development and acquisition activities.

  The borrowings under the Credit Facility bear interest at floating rates based on LIBOR or the prime rate, and the weighted average rate on such borrowings as of June 30, 1998, was 6.7% per annum, excluding $50 million which had been swapped to effective fixed rates averaging approximately 7.7%. As of June 30, 1998, outstanding borrowings under the Credit Facility totaled approximately $187.3 million. The Credit Facility matures on December 31, 2000, and provides for annual extensions through December 31, 2002.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Operating Partnership as of March 31, 1998, and as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                                          AS OF MARCH 31, 1998
                                                         -----------------------
                                                           ACTUAL    AS ADJUSTED
                                                         ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                                             (IN THOUSANDS)
Debt:
  Mortgage notes payable................................ $  268,794  $  268,794
  Unsecured notes.......................................    100,000     100,000
  Credit Facility.......................................     67,945         --
     % Notes due July 15,     ..........................        --      100,000
                                                         ----------  ----------
    Total debt..........................................    436,739     468,794
                                                         ----------  ----------
Partners' capital.......................................    640,341     640,341
                                                         ----------  ----------
Total capitalization.................................... $1,077,080  $1,109,135
                                                         ==========  ==========

                   SELECTED FINANCIAL AND OTHER INFORMATION

  The following table sets forth the Operating Partnership's consolidated selected financial and operating information for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. The Operating Partnership's selected balance sheet data is presented at March 31, 1998 and December 31, 1997. This information should be read in conjunction with all of the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                           THREE MONTHS THREE MONTHS
                              ENDED        ENDED
                             MAR. 31,     MAR. 31,       YEAR          YEAR
                               1998         1997         ENDED         ENDED
                           (UNAUDITED)  (UNAUDITED)  DEC. 31, 1997 DEC. 31, 1996
                           ------------ ------------ ------------- -------------
                                (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
OPERATING DATA:
Rental and reimbursement
 revenues................    $ 32,305     $ 19,557     $ 90,806      $ 52,679
Total revenues...........      32,693       19,899       92,020        53,883
Property operating, main-
 tenance, management and
 real estate tax ex-
 penses..................       7,467        4,214       19,904        11,474
Depreciation and amorti-
 zation..................       8,361        5,344       24,144        13,474
Interest expense,
 including amortization
 of deferred financing
 costs...................       6,102        5,292       18,833        12,643
General and administra-
 tive expenses...........       1,280          877        3,652         2,315
Interest income..........         279          238        1,509           492
Equity in earnings of
 unconsolidated
 entities................         556          648        1,989         1,340
Net income...............      10,318        5,058       29,194        15,809
Net income available to
 Common Unitholders......       7,318        5,058       26,474        15,809
Net income per Common
 Unit--basic.............    $   0.29     $   0.27     $   1.24      $   1.11
Net income per Common
 Unit--diluted(1)........        0.29         0.27         1.23          1.10
Weighted average Common
 Units--basic............      24,868       18,605       21,380        14,280
Weighted average Common
 Units--diluted(2).......      25,063       18,840       21,580        14,386

                                                        MAR. 31,
                                                          1998
                                                       (UNAUDITED) DEC. 31, 1997
                                                       ----------- -------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate assets before depreciation................ $1,097,257    $ 856,500
Real estate assets, net...............................  1,028,180      794,952
Total assets..........................................  1,106,702      852,361
Total indebtedness....................................    436,739      275,515
Partners' capital.....................................    640,341      557,392

                           THREE MONTHS THREE MONTHS
                              ENDED        ENDED
                             MAR. 31,     MAR. 31,
                               1998         1997      YEAR ENDED    YEAR ENDED
                           (UNAUDITED)  (UNAUDITED)  DEC. 31, 1997 DEC. 31, 1996
                           ------------ ------------ ------------- -------------
                                 (IN THOUSANDS, EXCEPT RATIOS AND PROPERTY
                                               INFORMATION)
OTHER DATA:
Cash provided by (used
 in):
 Operating activities....   $  15,938     $  9,562     $  49,097     $  28,031
 Investing activities....    (131,424)     (21,814)     (173,574)     (120,323)
 Financing activities....     110,546       12,291       129,638        91,570
Funds from opera-
 tions(3)................      15,694       10,412        50,343        29,323
EBIDA(4).................      24,781       15,694        71,962        41,926
Ratio of funds from
 operations before
 preferred distributions
 and fixed charges to
 fixed
 charges(3)(5)(6)(7).....        2.96x        2.50x         2.95x         2.75x
Ratio of funds from
 operations before
 preferred distributions
 and fixed charges to
 preferred distributions
 and fixed
 charges(3)(5)(7)(8).....        2.18x        2.50x         2.66x         2.75x
Ratio of earnings to
 fixed charges(5)(9).....        1.97x        1.65x         1.98x         1.88x
Total square feet of In-
 service Properties(10)..      19,872       14,122        17,101        12,976
Number of In-service
 Properties(10)..........         271          197           243           188

--------
(1) Computed by dividing net income available to Common Unitholders by weighted average Common Units (diluted).
(2) Represents the weighted average Common Units outstanding and the dilutive effect of outstanding Weeks common stock options. The net proceeds from the exercise of Weeks common stock options are contributed to the Operating Partnership in exchange for additional Common Units and, as such, the Weeks common stock options have a corresponding dilutive effect on the net income per Common Unit amounts of the Operating Partnership. Common Unit equivalents related to outstanding Weeks common stock options totaled 195,000 and 235,000 for the three months ended March 31, 1998 and 1997, respectively, and 200,000 and 106,000 for the years ended December 31, 1997 and 1996, respectively.
(3) The Operating Partnership believes that funds from operations provides an additional indicator of the financial performance of the Operating Partnership. "Funds from operations" is defined by NAREIT to mean net income (loss) determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Operating Partnership computes funds from operations under the current NAREIT definition by subtracting from net income the distributions to Preferred Unitholders before making an adjustment for the non-cash items described above. Funds from operations does not represent cash flow from operating, investing and financing activities as defined by GAAP. Additionally, funds from operations does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and distributions to Unitholders, and should not be considered as an alternative to net income for purposes of evaluating the Operating Partnership's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity. Funds from operations presented herein under the NAREIT guidelines is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Operating Partnership's funds from operations is comparable to the funds from operations of real estate companies that use the current NAREIT definition.
(4) EBIDA means net income before property gains, interest expense and depreciation and amortization. The Operating Partnership believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Operating Partnership to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect the Operating Partnership's results of operations and liquidity and should be considered in evaluating the Operating Partnership's operating performance. Further, EBIDA does not represent net income or cash flow from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA presented herein is not necessarily comparable to EBIDA presented by other companies due to the fact that not all companies use the same definition. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flow as a measure of liquidity.
(5) Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether expensed or capitalized, and the interest component of rental expense.
(6) The ratio of funds from operations before distributions to Preferred Unitholders and fixed charges, to fixed charges, is calculated as funds from operations plus combined distributions to Preferred Unitholders and fixed charges (excluding capitalized interest), divided by fixed charges.
(7) The Operating Partnership believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of the Operating Partnership's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of funds from operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(8) The ratio of funds from operations before distributions to Preferred Unitholders and fixed charges, to distributions to Preferred Unitholders and fixed charges, is calculated as funds from operations plus distributions to Preferred Unitholders and fixed charges (excluding capitalized interest), divided by distributions to Preferred Unitholders and fixed charges.
(9) The ratio of earnings to fixed charges is computed as income from operations, before extraordinary items, plus fixed charges (excluding capitalized interest), divided by fixed charges.
(10) At period end.

                            BUSINESS AND PROPERTIES

  The following table sets forth, as of June 30, 1998, the location and type of the 347 Properties by square feet, including the 54 Properties and one Property expansion (totaling approximately 7.0 million square feet) under development and/or under agreement to acquire.

                        LOCATION AND TYPE OF PROPERTIES
                               (BY SQUARE FEET)

                           BUSINESS     BULK     BUSINESS     TOTAL     SUBURBAN                        PERCENT
LOCATION                 DISTRIBUTION WAREHOUSE   SERVICE   INDUSTRIAL   OFFICE    RETAIL     TOTAL     OF TOTAL
--------                 ------------ ---------  ---------  ----------  ---------  -------  ----------  --------
Atlanta, GA.............   7,400,042  5,492,845  1,573,608  14,466,495  1,154,460   48,977  15,669,932    53.5%
Nashville, TN...........   1,837,053    731,886    453,327   3,022,266     86,745      --    3,109,011    10.6
Research Triangle, NC...     726,775        --   1,092,060   1,818,835    913,923      --    2,732,758     9.3
Miami, FL...............   1,950,996        --     136,361   2,087,357     63,240  415,855   2,566,452     8.8
Dallas/Ft. Worth, TX....     241,029  1,682,217        --    1,923,246        --       --    1,923,246     6.6
Orlando, FL.............     394,657    486,883    241,330   1,122,870    109,021      --    1,231,891     4.2
Jacksonville, FL........         --     732,130     72,205     804,335        --       --      804,335     2.7
Spartanburg, SC.........     198,000    293,200        --      491,200        --       --      491,200     1.7
Ft. Lauderdale, FL......     412,620        --         --      412,620        --       --      412,620     1.4
Tampa, FL...............      68,480    173,514        --      241,994    125,000      --      366,994     1.2
                          ----------  ---------  ---------  ----------  ---------  -------  ----------   -----
Total...................  13,229,652  9,592,675  3,568,891  26,391,218  2,452,389  464,832  29,308,439   100.0%
                          ==========  =========  =========  ==========  =========  =======  ==========   =====
Percent of Total........        45.1%      32.7%      12.2%       90.0%       8.4%     1.6%      100.0%
                                ====       ====       ====        ====        ===      ===       =====

PROPERTY OCCUPANCY

  The following tables set forth the average Occupancy Rate (weighted by square footage) of the Operating Partnership's In-service Properties as of June 30, 1998. At that date, the Operating Partnership owned 293 In-service Properties totaling approximately 22.3 million square feet.

                    OCCUPANCY RATE OF IN-SERVICE PROPERTIES
                              AS OF JUNE 30, 1998
                            (BY PROPERTY LOCATION)

   Atlanta, GA...........................................................  95.5%
   Nashville, TN.........................................................  95.5
   Research Triangle, NC.................................................  95.1
   Miami, FL.............................................................  96.3
   Dallas/Ft. Worth, TX.................................................. 100.0
   Orlando, FL...........................................................  94.6
   Jacksonville, FL......................................................  84.6
   Spartanburg, SC....................................................... 100.0
                                                                          -----
     Total average.......................................................  95.7%
                                                                          =====

                    OCCUPANCY RATE OF IN-SERVICE PROPERTIES
                              AS OF JUNE 30, 1998
                              (BY PROPERTY TYPE)

   Business distribution.................................................. 96.4%
   Bulk warehouse......................................................... 95.0
   Business service....................................................... 94.9
                                                                           ----
     Total industrial average............................................. 95.7
                                                                           ----
   Suburban office........................................................ 97.0
   Retail................................................................. 90.8
                                                                           ----
     Total average........................................................ 95.7%
                                                                           ====

PROPERTY ANNUALIZED BASE RENT

  The following tables set forth, as of June 30, 1998, the total Annualized Base Rent from leases in the Operating Partnership's In-service Properties, on a percentage basis by the location and type of Property.

                      PERCENTAGE OF ANNUALIZED BASE RENT
                              AS OF JUNE 30, 1998
                            (BY PROPERTY LOCATION)

   Atlanta, GA...........................................................  53.2%
   Nashville, TN.........................................................   9.6
   Research Triangle, NC.................................................  15.3
   Miami, FL.............................................................  14.1
   Dallas/Ft. Worth, TX..................................................   2.8
   Orlando, FL...........................................................   2.8
   Jacksonville, FL......................................................   1.2
   Spartanburg, SC.......................................................   1.0
                                                                          -----
     Total............................................................... 100.0%
                                                                          =====

                      PERCENTAGE OF ANNUALIZED BASE RENT
                              AS OF JUNE 30, 1998
                              (BY PROPERTY TYPE)

   Business distribution.................................................  44.9%
   Bulk warehouse........................................................  16.4
   Business service......................................................  17.8
                                                                          -----
     Total industrial....................................................  79.1%
                                                                          -----
   Suburban office.......................................................  18.8
   Retail................................................................   2.1
                                                                          -----
     Total............................................................... 100.0%
                                                                          =====

ACQUISITIONS

  During the 12 months ended June 30, 1998, the Operating Partnership acquired 52 industrial, suburban office and retail Properties, with a total of approximately 5.0 million square feet, and with a total cost, including acquisition-related costs and expenses, of approximately $311.8 million. In addition, the Operating Partnership has agreed to acquire 10 industrial Properties, totaling approximately 1.5 million square feet and with a total cost, including acquisition-related costs and expenses, of approximately $70.0 million, and has committed, subject to completing or updating its due diligence procedures, to acquire development land with a total cost of approximately $29.5 million. The Property acquisitions discussed above reflect the Operating Partnership's new market expansion strategy.

 RECENTLY COMPLETED ACQUISITIONS

  The following table contains information regarding the Operating Partnership's recently completed acquisitions.

         ACQUISITIONS COMPLETED BETWEEN JULY 1, 1997 AND JUNE 30, 1998
                            (BY PROPERTY LOCATION)

                                                                TOTAL
                                                   NUMBER OF   SQUARE    TOTAL
PROPERTY LOCATION                                  PROPERTIES   FEET    COST(1)
-----------------                                  ---------- --------- --------
                                                      (DOLLARS IN THOUSANDS)
Nashville, TN.....................................      5       497,706 $ 29,077
Research Triangle, NC.............................     13       843,436   56,707
Miami, FL.........................................     24     2,476,452  175,200
Dallas/Ft. Worth, TX..............................      5     1,074,315   41,100
Jacksonville, FL..................................      5       153,205    9,689
                                                      ---     --------- --------
  Total...........................................     52     5,045,114 $311,773
                                                      ===     ========= ========

--------
(1) Includes closing costs and acquisition expenses.

 PENDING ACQUISITIONS

  The following table contains information regarding the Operating Partnership's Properties currently under agreement to acquire.

                   ACQUISITIONS--UNDER AGREEMENT TO ACQUIRE

                                                TOTAL    ESTIMATED
                                   NUMBER OF   SQUARE   ACQUISITION ESTIMATED
MARKET/PROPERTY OR BUSINESS PARK   PROPERTIES  FEET(1)    DATE(2)   COSTS(3)
--------------------------------   ---------- --------- ----------- ---------
                                             (DOLLARS IN THOUSANDS)
Nashville, TN:
 Aspen Grove Business Ctr.
 320 Premier Court................      1       106,358    3Q98      $ 5,366
 Building V.......................      1       160,848    4Q98        6,829
Miami, FL:
 Beacon Centre Building 13........      1        90,000    1Q99        5,100
Dallas/Ft. Worth, TX:
 MEPC Acquisition.................      4       848,931    3Q98       40,200(4)
Jacksonville, FL:
 Jacksonville International
  Tradeport.......................      3       327,630    3Q98       12,442
                                      ---     ---------              -------
 Totals...........................     10     1,533,767              $69,937
                                      ===     =========              =======

--------
(1) Properties are currently under development or in lease-up. Actual leasable square feet may vary upon completion.
(2) Estimated acquisition date represents the estimated closing date of the acquisition of such property under the terms of the applicable agreements.
(3) Includes closing costs and acquisition expenses. There can be no assurance that the total cost of the Property will not exceed the estimate.
(4) Estimated cost assumes that the Properties will be acquired at a stabilized occupancy level. The actual consideration for these Properties will be based upon actual occupancy levels achieved prior to September 30, 1998, with a minimum acquisition price of approximately $32,500,000.

DEVELOPMENT

  During the 12 months ended June 30, 1998, the Operating Partnership stabilized 24 industrial and suburban office Properties and one Property expansion, with a total of approximately 2.4 million square feet and with a total cost of approximately $125.5 million. As of June 30, 1998, these completed and stabilized Properties and the one Property expansion had an average Occupancy Rate of approximately 94%. In addition, at June 30, 1998, the Operating Partnership had 44 industrial and suburban office Properties and one Property expansion under development totaling approximately
5.4 million square feet, with a total estimated cost of approximately $292.4 million. Of these Properties, 27%, measured by estimated total cost, are pre-leased build-to-suits. Including these build-to-suits, at June 30, 1998, approximately 52% of the Operating Partnership's Properties under development were leased or pre-leased (based on square footage).

  The Operating Partnership has substantial experience developing projects throughout its more than 30-year history, and has developed a systematic approach to development designed to mitigate risk. This includes carefully analyzing supply and demand by both property type and submarket before commencing a project, performing substantially all of the development, construction and landscaping functions using in-house personnel in order to control cost, quality and building delivery schedules, thoroughly reviewing development investment decisions by an Investment Committee consisting of the Operating Partnership's senior management, diversifying development projects across a number of locations and property types and limiting the Operating Partnership's investment in any single project. See "--Acquisition and Development Risks."

  The following tables detail the Operating Partnership's development activity by location and type of Property.

                         PROPERTIES UNDER DEVELOPMENT
                              AS OF JUNE 30, 1998
                            (BY PROPERTY LOCATION)

                                    NUMBER OF
                                    PROPERTIES
                                        OR     ESTIMATED ESTIMATED PERCENTAGE OF
                                     PROPERTY   SQUARE     TOTAL     ESTIMATED
PROPERTY LOCATION                   EXPANSIONS  FEET(1)   COST(2)  TOTAL COST(2)
-----------------                   ---------- --------- --------- -------------
                                               (DOLLARS IN THOUSANDS)
Atlanta, GA........................     21     2,728,486 $138,012       47.2%
Nashville, TN......................      5       649,491   28,642        9.8
Research Triangle, NC..............      4       443,224   33,217       11.3
Orlando, FL........................      6       492,540   31,358       10.7
Spartanburg, SC....................      1       105,600    3,243        1.1
Jacksonville, FL...................      2       233,500    7,297        2.5
Ft. Lauderdale, FL.................      3       412,620   29,102       10.0
Tampa, FL..........................      3       366,994   21,498        7.4
                                       ---     --------- --------      -----
  Total/average....................     45     5,432,455 $292,369      100.0%
                                       ===     ========= ========      =====

                         PROPERTIES UNDER DEVELOPMENT
                              AS OF JUNE 30, 1998
                              (BY PROPERTY TYPE)

                         NUMBER OF
                         PROPERTIES                                    ESTIMATED
                             OR     ESTIMATED ESTIMATED PERCENTAGE OF   AVERAGE
                          PROPERTY   SQUARE     TOTAL     ESTIMATED    COST PER
PROPERTY TYPE            EXPANSIONS  FEET(1)   COST(2)  TOTAL COST(2) PROPERTY(2)
-------------            ---------- --------- --------- ------------- -----------
                                          (DOLLARS IN THOUSANDS)
Business distribution...     17     1,891,529 $ 95,017       32.5%      $5,589
Bulk warehouse..........     12     2,138,969   69,686       23.8        5,807
Business service........      9       602,726   45,027       15.4        5,003
Suburban office.........      7       799,231   82,639       28.3       11,806
                            ---     --------- --------      -----       ------
  Total.................     45     5,432,455 $292,369      100.0%      $6,497
                            ===     ========= ========      =====       ======

--------
(1) Actual leasable square feet may vary upon completion.
(2) The estimated total cost information presented includes the Operating Partnership's estimate of the fair market value of any development land used in the development and all estimated capitalized costs to be incurred through the development stabilization date, and reflects the Operating Partnership's 85% ownership of one Property being developed with a third party in a joint venture. With respect to Properties under development or in lease-up, there can be no assurance that the actual cost will not exceed the estimate.

  The following table details the Operating Partnership's development activity by estimated stabilization date.

                         PROPERTIES UNDER DEVELOPMENT
                              AS OF JUNE 30, 1998
                     (BY ESTIMATED STABILIZATION DATE(1))

                                                   NUMBER OF
                                                  PROPERTIES  ESTIMATED ESTIMATED
                                                  OR PROPERTY  SQUARE     TOTAL
ESTIMATED STABILIZATION DATE                      EXPANSIONS   FEET(2)   COST(3)
----------------------------                      ----------- --------- ---------
                                                      (DOLLARS IN THOUSANDS)
July 1, to Dec. 31, 1998.........................      10     1,397,661 $ 70,224
1999.............................................      33     3,836,294  207,802
2000.............................................       2       198,500   14,343
                                                      ---     --------- --------
  Total..........................................      45     5,432,455 $292,369
                                                      ===     ========= ========

--------
(1) There can be no assurance that Properties under development will be completed or stabilized by their respective estimated completion and stabilization dates.
(2) Actual leasable square feet may vary upon completion.
(3) The estimated total cost information presented includes the Operating Partnership's estimate of the fair market value of any development land used in the development and all estimated capitalized costs to be incurred through the development stabilization date, and reflects the Operating Partnership's 85% ownership of one Property being developed with a third party in a joint venture. With respect to Properties under development or in lease-up, there can be no assurance that the actual cost will not exceed the estimate.

ACQUISITION AND DEVELOPMENT RISKS

  Acquisitions entail risks that (i) existing agreements to acquire Properties may fail to close, (ii) acquired Properties may not perform in accordance with management's expectations, including projected occupancy and rental rates,
(iii) the senior executives and employees of an acquired business will not be successfully integrated into the Operating Partnership, or (iv) the Operating Partnership may have underestimated the cost of improvements required to bring an acquired Property up to standards established for the market position intended for that Property. New project development is subject to a number of risks, including risks that the Operating Partnership may not be able to obtain financing to complete development on economically feasible terms, risks of construction delays or cost overruns that may increase project costs, risks that the project will not achieve anticipated occupancy levels or sustain anticipated rent levels, new project commencement risks such as the failure to obtain zoning, occupancy and other required governmental permits and authorizations, and the risk that development costs will be incurred in connection with projects that are not pursued to completion.

CLIENT RELATIONSHIPS

  The Operating Partnership's 30 largest tenants (measured by Annualized Base Rent as of June 30, 1998) occupy a total of approximately 4.6 million square feet and represented 23.4% of Annualized Base Rent from all leases in place where tenants were paying rent as of June 30, 1998. As shown in the table below, no single tenant accounted for more than 2.2% of the Operating Partnership's total Annualized Base Rent as of June 30, 1998. Information presented in the table below excludes Properties under development and/or under agreement to acquire at June 30, 1998.

              30 LARGEST TENANTS MEASURED BY ANNUALIZED BASE RENT
                              AS OF JUNE 30, 1998

                                                                 % OF TOTAL
                                  SQUARE    NUMBER   ANNUALIZED  ANNUALIZED
 RANK          TENANT              FEET    OF LEASES  BASE RENT  BASE RENT   STATE
 ---- ------------------------   --------- --------- ----------- ---------- --------
  1   Northern Telecom, Inc.
       (1)....................     401,349     8     $ 3,002,853     2.2%    NC,TN
  2   Scientific Atlanta,
       Inc....................     573,951    11       2,616,594     2.0       GA
  3   Ikon Office Solutions,
       Inc....................     177,000     4       1,468,400     1.1       GA
  4   Interpath
       Communications, Inc....      89,630     2       1,416,842     1.1       NC
  5   GTE Mobilnet Service
       Corporation............     126,124     3       1,351,146     1.0     GA,NC
  6   360(degrees)
       Communications.........     114,476     7       1,299,767     1.0       NC
  7   Radian International
       LLC....................      90,159     2       1,173,802     0.9       NC
  8   Anixter, Inc............     178,822     4       1,098,144     0.8       GA
  9   Tech Data Corporation...     138,996     1       1,009,111     0.8       FL
 10   Square D Company........     102,262     2         992,016     0.7     TN,FL
 11   Honeywell, Inc..........      70,016     3         963,953     0.7       GA
 12   PPD Pharmaco, Inc.......      89,130     5         934,271     0.7       NC
 13   DeVry Inc...............      64,981     1         928,269     0.7       GA
 14   The Athlete's Foot
       Group, Inc.............     162,651     1         924,069     0.7       GA
 15   Merisel, Inc............     142,487     2         900,147     0.7       FL
 16   Ingram-Micro, Inc.......     193,973     4         887,002     0.7     GA,FL
 17   Fisher Scientific
       Company................     223,219     1         875,019     0.7       GA
 18   Moore U.S.A., Inc.......     200,515     1         812,086     0.6       TX
 19   National Data
       Corporation............      50,283     4         786,777     0.6       GA
 20   Data General
       Corporation............      86,000     1         775,720     0.6       GA
 21   Saab Cars U.S.A., Inc...      63,625     3         749,509     0.6       GA
 22   Vanstar Corporation.....      86,880     5         740,449     0.6       GA
 23   Reckitt & Colman, Inc...     313,900     2         733,120     0.5       GA
 24   AT&T Corp...............      62,271     4         721,880     0.5    NC,GA,TN
 25   Quadram
       Corp./Intelligent
       Systems................     137,100     1         719,775     0.5       GA
 26   Best Buy Stores, L.P. ..     222,643     1         703,552     0.5       GA
 27   United Healthcare
       Services, Inc..........      72,991     2         699,856     0.5     GA,SC
 28   Tridom Corporation......      87,017     3         690,045     0.5       GA
 29   Ahlstrom Recovery,
       Inc....................      62,893     2         681,698     0.5       GA
 30   Sally Foster, Inc.......     197,200     2         673,237     0.5       SC
                                 ---------    ---    -----------    ----
                                 4,582,544     92    $31,329,105    23.4%
                                 =========    ===    ===========    ====

--------
(1) Leases with Northern Telecom totaling 370,824 square feet expire on June 30, 2005, but are subject to an early-termination right that permits Northern Telecom to terminate any of the leases on June 30, 2000, by delivering an early-termination notice to the Operating Partnership on or before June 30, 1999. In the event it exercises its early-termination option, Northern Telecom will be obligated to make certain termination payments to the Operating Partnership.

LEASING TRENDS

  The leases for the Operating Partnership's Properties have terms ranging from one to fifteen years, with terms for multi-tenant Properties typically between three and five years and for build-to-suit Properties typically between seven and ten years. Typically, the tenant in a multi-tenant Property pays for increases in taxes, operating costs and insurance above a base year level. For build-to-suit Properties, the tenant typically pays for all taxes, insurance and operating costs. Approximately 67.8% of the Operating Partnership's leases (based on leased square footage as of June 30, 1998) contain contractual or CPI-based rent escalations.

  The Operating Partnership generally continues to be able to increase average rents. During the six months ended June 30, 1998, the Operating Partnership renewed or re-leased approximately 1.3 million square feet of second-generation space in its Properties. Cash-basis rental rates on this space increased by an average of 6.6% (weighted by square footage), calculated by comparing the initial cash-basis rent to be paid by the tenant under the new or renewed lease with the ending cash-basis rent paid by the tenant under the previous lease on the same space. Rental rate increases by Property type, calculated on the same basis, were as follows for the six months ended June 30, 1998:

                  CASH-BASIS RENT INCREASES BY PROPERTY TYPE
                        SIX MONTHS ENDED JUNE 30, 1998

   Bulk warehouse........................................................ 5.0%
   Business distribution................................................. 7.3
   Business service...................................................... 6.3
   Suburban office....................................................... 7.2
   Retail................................................................  --(1)
                                                                          ---
     Average............................................................. 6.6%
                                                                          ===

--------
(1) The Operating Partnership did not have any second-generation leasing activity in its retail In-service Properties during the first six months of 1998.

LEASE EXPIRATIONS

  The following tables show scheduled lease expirations for leases under which tenants were paying rent to the Operating Partnership as of June 30, 1998, assuming no exercise of renewal options or termination rights, if any.

                               LEASE EXPIRATIONS
                                TOTAL PORTFOLIO

                                                                 AVERAGE CASH
                                                                 BASE RENTAL
                                                    % OF TOTAL     RATE PER
              SQUARE   % OF TOTAL    ANNUALIZED     ANNUALIZED   SQUARE FOOT
 YEAR OF       FEET    SQUARE FEET BASE RENT(/1/) BASE RENT(/1/)      AT
EXPIRATION   EXPIRING   EXPIRING      EXPIRING       EXPIRING     EXPIRATION
----------  ---------- ----------- -------------- -------------- ------------
   1998      2,423,799     11.1%    $ 13,454,724        9.6%        $ 5.55
   1999      2,396,483     10.9       15,148,569       10.8           6.32
   2000      3,530,119     16.1       21,525,253       15.4           6.10
   2001      2,545,894     11.6       15,595,470       11.2           6.13
   2002      2,968,896     13.6       23,985,928       17.2           8.08
   2003      2,344,254     10.7       17,808,508       12.7           7.60
   2004      1,261,513      5.8        7,870,845        5.6           6.24
   2005      1,027,163      4.7        3,666,964        2.6           3.57
   2006        769,355      3.5        3,976,791        2.8           5.17
   2007      1,318,177      6.0        7,917,199        5.7           6.01
   2008        562,516      2.6        3,586,287        2.6           6.38
   2009         19,936      0.1          157,281        0.1           7.89
   2010         65,340      0.3           90,000        0.1           1.38(2)
   2011        349,569      1.6        1,783,541        1.3           5.10
 2012 and
   later       319,168      1.4        3,233,169        2.3          10.13
            ----------    -----     ------------      -----         ------
            21,902,182    100.0%    $139,800,529      100.0%        $ 6.38
            ==========    =====     ============      =====         ======

                             INDUSTRIAL PROPERTIES

                                                                 AVERAGE CASH
                                                                 BASE RENTAL
                                                    % OF TOTAL     RATE PER
              SQUARE   % OF TOTAL    ANNUALIZED     ANNUALIZED   SQUARE FOOT
 YEAR OF       FEET    SQUARE FEET BASE RENT(/1/) BASE RENT(/1/)      AT
EXPIRATION   EXPIRING   EXPIRING      EXPIRING       EXPIRING     EXPIRATION
----------  ---------- ----------- -------------- -------------- ------------
   1998      2,181,100     11.0%    $ 10,043,411        9.2%        $4.60
   1999      2,208,637     11.2       12,969,919       11.8          5.87
   2000      3,287,713     16.6       18,133,742       16.5          5.52
   2001      2,433,106     12.3       13,954,179       12.7          5.74
   2002      2,549,895     12.9       16,919,723       15.4          6.64
   2003      2,051,799     10.4       12,928,487       11.8          6.30
   2004      1,149,884      5.8        5,995,489        5.5          5.21
   2005        996,025      5.0        3,207,094        2.9          3.22
   2006        747,981      3.8        3,607,597        3.3          4.82
   2007      1,261,953      6.4        7,326,995        6.7          5.81
   2008        476,948      2.4        2,056,182        1.9          4.31
   2009         19,936      0.1          157,281        0.1          7.89
   2010            --       --               --         --            --
   2011        293,819      1.5        1,703,541        1.6          5.80
 2012 and
   later       104,260      0.6          700,730        0.6          6.72
            ----------    -----     ------------      -----         -----
            19,763,056    100.0%    $109,704,370      100.0%        $5.55
            ==========    =====     ============      =====         =====

                          SUBURBAN OFFICE PROPERTIES

                                                                    AVERAGE CASH
                                                                    BASE RENTAL
                                                       % OF TOTAL     RATE PER
                 SQUARE   % OF TOTAL    ANNUALIZED     ANNUALIZED   SQUARE FOOT
   YEAR OF        FEET    SQUARE FEET BASE RENT(/1/) BASE RENT(/1/)      AT
  EXPIRATION    EXPIRING   EXPIRING      EXPIRING       EXPIRING     EXPIRATION
  ----------    --------- ----------- -------------- -------------- ------------
     1998         230,337     13.4%    $ 3,216,183        12.0%        $13.96
     1999         139,695      8.1       1,756,880         6.6          12.58
     2000         190,419     11.1       2,833,323        10.6          14.88
     2001         109,543      6.4       1,586,446         5.9          14.48
     2002         416,023     24.2       7,007,211        26.2          16.84
     2003         283,500     16.5       4,686,915        17.5          16.53
     2004         104,255      6.1       1,699,715         6.4          16.30
     2005          25,723      1.5         382,244         1.4          14.86
     2006          17,459      1.0         309,487         1.2          17.73
     2007          56,224      3.3         590,204         2.2          10.50
     2008          78,699      4.6       1,530,105         5.7          19.44
     2009              --       --              --          --             --
     2010              --       --              --          --             --
     2011              --       --              --          --             --
2012 and later     64,981      3.8       1,164,420         4.3          17.92
                ---------    -----     -----------       -----         ------
                1,716,858    100.0%    $26,763,133       100.0%        $15.59
                =========    =====     ===========       =====         ======

--------
(1) Represents annualized monthly base rent at the time of lease expirations.
(2) Represents the expiration of a retail ground lease.

RE-LEASING COSTS

  The following tables summarize by period the Operating Partnership's capitalized tenant improvement and leasing commission expenditures incurred in the renewal or re-leasing of previously occupied space in its industrial and suburban office Properties. Amounts below are reflected in the period when the tenant improvement and/or leasing commission is substantially completed or paid and the tenant occupies the space.

            CAPITALIZED TENANT IMPROVEMENTS AND LEASING COMMISSIONS
                             INDUSTRIAL PROPERTIES

                                                    THREE MONTHS
                                                        ENDED      YEAR ENDED
                                                    MAR. 31, 1998 DEC. 31, 1997
                                                    ------------- -------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                     SQUARE FOOT INFORMATION)
RE-LEASING
  Square feet leased...............................       470         1,073
  Capitalized tenant improvements and leasing
   commissions.....................................    $1,246        $2,276
  Capitalized tenant improvements and leasing
   commissions per square foot.....................    $ 2.65        $ 2.12
RENEWAL
  Square feet leased...............................       422         2,358
  Capitalized tenant improvements and leasing
   commissions.....................................    $  304        $1,392
  Capitalized tenant improvements and leasing
   commissions per square foot.....................    $ 0.72        $ 0.59
TOTAL
  Square feet......................................       892         3,431
  Total capitalized tenant improvements and leasing
   commissions.....................................    $1,550        $3,668
  Total capitalized tenant improvements and leasing
   commissions per square foot.....................    $ 1.74        $ 1.07

                          SUBURBAN OFFICE PROPERTIES

                                                    THREE MONTHS
                                                        ENDED      YEAR ENDED
                                                    MAR. 31, 1998 DEC. 31, 1997
                                                    ------------- -------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                     SQUARE FOOT INFORMATION)
RE-LEASING
  Square feet leased...............................        29            69
  Capitalized tenant improvements and leasing
   commissions.....................................     $  64         $ 493
  Capitalized tenant improvements and leasing
   commissions per square foot.....................     $2.19         $7.11
RENEWAL
  Square feet leased...............................        51           134
  Capitalized tenant improvements and leasing
   commissions.....................................     $   4         $ 267
  Capitalized tenant improvements and leasing
   commissions per square foot.....................     $0.09         $1.99
TOTAL
  Square feet......................................        80           203
  Total capitalized tenant improvements and leasing
   commissions.....................................     $  68         $ 760
  Total capitalized tenant improvements and leasing
   commissions per square foot.....................     $0.86         $3.74

UNDEVELOPED LAND

  An important part of the Operating Partnership's strategy is to own or control land sufficient to allow it to develop exclusive business park environments and to accommodate the expansion and relocation needs of its tenants. The Operating Partnership and its Subsidiaries employ a number of ownership and control arrangements in its land strategy, including outright purchases, joint ventures, staged acquisitions, options and exclusive marketing and development agreements.

  The following schedule details the Operating Partnership's and its Subsidiaries' undeveloped land interests as of June 30, 1998. The land detailed below is located primarily in existing business parks with zoning and infrastructure in place. The Operating Partnership estimates that the development potential of the undeveloped land ultimately could total approximately 20.8 million square feet.

                               UNDEVELOPED LAND
                             (IN NET USABLE ACRES)

                                                                   ESTIMATED
                                                                  DEVELOPMENT
                                                                   POTENTIAL
                                                         TOTAL  (SQUARE FEET)(1)
                                                        ------- ----------------
Operating Partnership-owned............................   516.9     6,869,000
Owned in joint ventures(2).............................   501.1     4,069,000
Under agreement to acquire(3)..........................   286.9     3,625,000
Optioned...............................................   502.7     4,927,000
Marketing/development agreements(4)....................   197.1     1,322,500
                                                        -------    ----------
    Total.............................................. 2,004.7    20,812,500
                                                        =======    ==========

--------
(1) Based upon the Operating Partnership's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure. There can be no assurance that the Operating Partnership's estimate of development potential will be realized.

(2) The Operating Partnership's and its Subsidiaries' interests in undeveloped land held in joint ventures ranges from 0% to 30%.
(3) The Operating Partnership has agreed to acquire this land over various periods ranging up to approximately five years.
(4) Under the terms of the development agreements, the Operating Partnership or its Subsidiaries will generally either develop properties for a fee, or have certain rights to acquire land for development or to acquire developed properties upon their completion. The marketing agreements generally provide for the Operating Partnership or its Subsidiaries to be paid marketing or management fees in conjunction with services provided. Both the development and marketing agreements generally contain certain non-competition provisions covering a limited geographic area.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors of each of Weeks and the General Partner currently consists of eleven persons. Certain information regarding the directors and officers of each of Weeks and the General Partner is set forth below, including their ages as of June 30, 1998:

 NAME                   AGE POSITION
 ----                   --- --------
 A. Ray Weeks Jr.        45 Chairman of the Board and Chief Executive Officer
 Thomas D. Senkbeil      49 Vice Chairman of the Board and Chief Investment
                             Officer
 Forrest W. Robinson     47 Director; President and Chief Operating Officer
 John W. Nelley Jr.      49 Director; Managing Director in charge of the
                             Operating Partnership's activities in Nashville,
                             Tennessee
 Barrington H. Branch    58 Director; President, The Branch-Shelton Company LLC
 George D. Busbee        70 Director; Of counsel of King & Spalding; former
                             Governor of Georgia
 William Cavanaugh III   59 Director; President and Chief Executive Officer,
                             Carolina Power & Light
 Armando Codina          51 Director; Chief Executive Officer, Codina Group,
                             Inc.
 Charles R. Eitel        48 Director; President and Chief Operating Officer,
                             Interface, Inc.
 Harold S. Lichtin       49 Director; President, Lichtin Corporation
 William O. McCoy        64 Director; Vice-President, Finance, The University
                             of North Carolina; former Vice Chairman of the
                             Board of BellSouth Corporation
 Albert W. Buckley Jr.   54 Managing Director, Nashville, Tennessee
 Robert G. Cutlip        48 Senior Vice President, North Carolina Operations
 Clyde H. Duckett        55 Senior Vice President, Construction
 Mark W. Flowers         40 Senior Vice President, Landscape
 Charles D. Graham       54 Senior Vice President, North Florida Operations
 Eben Hardie III         39 Senior Vice President, Development
 David P. Stockert       36 Senior Vice President and Chief Financial Officer
 Jeffrey D. Turner       38 Senior Vice President, Dallas/Ft. Worth Operations
 David L. Barker         42 Vice President, Property Management
 Bobby L. Beavers        52 Vice President, Development, Jacksonville
 Elizabeth C. Belden     43 Vice President, Corporate Counsel
 Julia S. Rettig         30 Vice President, Marketing, Tampa
 Patricia P. Clayton     45 Vice President, Property Management
 Philip W. Cobb          49 Vice President, Building Construction
 John F. Coleman         39 Vice President, Development, Orlando
 Arthur J. Quirk         40 Vice President and Controller
 Moses L. Salcido        38 Vice President, Marketing, Orlando
 Robert K. Sanders, Jr.  38 Vice President, Estimating
 Mark L. Scott           38 Vice President, Interior Construction
 Thomas W. Trocheck      43 Vice President, Development-Engineering
 Susan C. Walker         45 Vice President, Investor Relations
 Robert T. Weeks         38 Vice President, Information Technology

                             DESCRIPTION OF NOTES

  The following description of certain terms of the Notes sets forth certain terms and provisions of the Notes and the Indenture (as defined below) and is qualified in its entirety by reference to the terms and provisions of the Notes and the Indenture, which are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Notes and in the Indenture. The following description of the particular terms of the Notes does not purport to be complete and is subject to, and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

GENERAL

  The Notes will be limited to the aggregate principal amount of $100,000,000
and will mature on July 15,     . The Notes are redeemable at any time at the
option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. The Notes will not be entitled to the benefits of any sinking fund. The Notes are to be issued pursuant to an Indenture, dated as of March 20, 1998 (the "Indenture"), between the Operating Partnership and State Street Bank and Trust Company, as Trustee (the "Trustee"). The terms of the Notes include those provisions contained in the Notes and the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Notes, the Indenture and the TIA for a statement thereof. Copies of the Indenture and the form of the Notes are available for inspection at the office of the Trustee located at Two International Place, Fourth Floor, Boston, Massachusetts 02110 (the "Corporate Trust Office").

  The Notes will be direct, unsecured and unsubordinated obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. However, the Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership and its Subsidiaries. The Notes also will be effectively subordinated to any unsecured indebtedness of the Operating Partnership's Subsidiaries. As of the date of this Prospectus Supplement, the Operating Partnership's Subsidiaries do not have any outstanding unsecured indebtedness, except for a $2.0 million unsecured obligation of one of the Operating Partnership's Subsidiaries incurred in connection with the Operating Partnership's acquisition of certain development land in Jacksonville, Florida. Pursuant to the Indenture and in addition to the financial covenants described under "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus, the Operating Partnership (i) will not permit the Subsidiaries that it controls to incur additional unsecured indebtedness and
(ii) will enforce agreements by the Subsidiaries that it does not control pursuant to which such Subsidiaries have agreed not to incur additional unsecured indebtedness, other than, in each case, unsecured indebtedness owed to the Operating Partnership and trade payables incurred in the ordinary course of such Subsidiaries' business.

  As of March 31, 1998, the Operating Partnership and its Subsidiaries had outstanding $169.9 million of unsecured, unsubordinated indebtedness, $268.8 million of secured indebtedness and $727.5 million of unencumbered assets. As of March 31, 1998, on a pro forma basis, after giving effect to application of the net proceeds from the Offering as described in "Use of Proceeds," the Operating Partnership and its Subsidiaries would have had outstanding $202.0 million of unsecured, unsubordinated indebtedness, $268.8 million of secured indebtedness and $758.5 million of unencumbered assets. Other than the limitations set forth in the Notes and in the Indenture that are described above and in the Prospectus under the caption "Description of Debt Securities--Certain Covenants," the Indenture will not prohibit the Operating Partnership and its Subsidiaries from incurring additional secured and unsecured indebtedness.

  The Notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under --"Book-Entry System."

  Except as provided under "Description of Debt Securities--Certain Covenants--Existence," "Description of Debt Securities--Merger, Consolidation or Sale," "Description of Debt Securities-- Events of Default" and "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus, the Notes and the Indenture do not contain any other provisions that would afford Holders (as defined below) of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of either such party, (ii) a change in control or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the Holders of the Notes. The financial covenants of the Operating Partnership described under "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus would continue to apply, unless waived by Holders of the Notes, in the event of a highly leveraged or similar transaction involving the Operating Partnership, management of the Operating Partnership or the Company, or any affiliate of either such party. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes.

  The Operating Partnership has no present intention of engaging in a highly leveraged or similar transaction. In addition, certain provisions of Georgia law and the Company's Restated Articles of Incorporation, as amended, including its Shareholder Rights Plan and restrictions on ownership and transfers of the Company's capital stock designed to preserve its status as a REIT, may act to prevent or hinder any such transactions or a change of control with respect to the Operating Partnership.

  The Notes are not guaranteed by the Company.

  The Notes are not subject to any defeasance or covenant defeasance provisions as described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus.

PAYMENT OF PRINCIPAL AND INTEREST ON THE NOTES

  Interest on the Notes will accrue at the rate set forth on the cover page of this Prospectus Supplement from July 15, 1998, or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, and will be payable in U.S. Dollars semi-annually in arrears on January 15 and July 15 of each year (each, an "Interest Payment Date"), commencing January 15, 1999. The interest so payable will be paid to the person (the "Holder") in whose name the applicable Note is registered at the close of business on the January 1 or July 1 as the case may be (whether or not a Business Day, as defined below), next preceding the applicable Interest Payment Date (each, a "Regular Record Date"). The principal of each Note payable on the Maturity Date will be paid in U.S. Dollars against presentation and surrender thereof at the Corporate Trust Office of the Trustee located at Two International Place, Fourth Floor, Boston, Massachusetts 02110. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

MATURITY

  The Notes will mature on July 15,      (the "Maturity Date"). The Notes may
be redeemed at the option of the Operating Partnership at any time. See "-- Optional Redemption." The Notes will not be entitled to the benefit of any sinking fund.

OPTIONAL REDEMPTION

  The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or in part from time to time, at a redemption price equal to the sum of (i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (or portion thereof) (the "Redemption Price").

  If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of such Notes will be to receive payment of the Redemption Price.

  Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

  The Operating Partnership will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at the option of the Operating Partnership, the Trustee shall select, in such manner as it shall deem fair and appropriate, such Notes to be redeemed in whole or in part.

  As used herein:

  "Make-Whole Amount" means, in connection with any optional redemption, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the Notes being redeemed.

  "Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

  "Statistical Release" means the statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

SATISFACTION AND DISCHARGE OF THE INDENTURE

  The Indenture will, under certain circumstances upon the Operating Partnership's request, cease to be of further effect with respect to the Notes, and the Trustee will execute proper instruments acknowledging satisfaction and discharge of its Indenture as to the Notes.

BOOK-ENTRY SYSTEM

  The Notes will be issued in the form of one or more fully-registered Notes in book-entry form (each, a "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Except as set forth below, the Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

  So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of such Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a Participant (as defined below), DTC will have its nominee assist Participants in the exercise of certain Holders' rights, such as demand for acceleration or an instruction to the Trustee. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture.

  If with respect to the Notes (i) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Operating Partnership within 90 days, (ii) an Event of Default under the Indenture has occurred and is continuing or (iii) the Operating Partnership, in its sole discretion, determines at any time that such Notes shall no longer be represented by a Global Note, the Operating Partnership will issue individual Notes of the applicable amount and in certificated form in exchange for the Global Note representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note representing such Notes will be entitled to physical delivery of individual Notes in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

  The following is based on information furnished by DTC:

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants, including the Underwriters, and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Notes are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except as provided in the third paragraph under "--Book-Entry System" above. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Such limits and such laws may impair the ability of such persons to own, transfer or pledge beneficial interests in a Global Note.

  To facilitate subsequent transfers, each Global Note is registered in the name of DTC's partnership nominee, Cede & Co. The deposit of each Global Note with DTC and its registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to DTC. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the Notes of each Direct Participant in such issue to be redeemed.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified on a list attached to the Omnibus Proxy).

  Principal and interest payments on the Notes will be made by the Operating Partnership to the Trustee and from the Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Operating Partnership, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Operating Partnership or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Operating Partnership or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Note certificates are required to be printed and delivered.

  The Operating Partnership may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

  None of the Operating Partnership, any of the Underwriters (as defined below) or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Operating Partnership believes to be reliable, but the Operating Partnership takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect (or, in the case of certain United States Treasury Regulations ("Treasury Regulations"), now in proposed form), all of which are subject to change, possibly on a retroactive basis. This summary deals only with Notes held as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons subject to the mark-to-market rules of the Code, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

  This Prospectus Supplement does not address the taxation of the Company or the Operating Partnership, nor does it address the impact on the Company or the Operating Partnership of the Company's election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company."

  The Operating Partnership has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

  As discussed under "Federal Income Tax Considerations--Taxation of the Company--Clinton Administration's Proposed Changes to REIT Asset Tests" in the accompanying Prospectus, on February 2, 1998, the Clinton Administration announced a proposal to amend the REIT Asset Tests with respect to non-qualified REIT subsidiaries such as the Operating Partnership's corporate Subsidiaries. To date, this proposal has not been formally introduced in Congress as proposed legislation. No assurance can be given, however, that the proposal or a similar proposal will not be considered by Congress and enacted.

U.S. HOLDERS OF THE NOTES

  As used herein, the term "U.S. Holder" means any beneficial owner of a Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

  Payment of Interest. The Notes currently are not expected to be issued with original issue discount ("OID") for federal income tax purposes. Interest on a Note without OID generally will be included in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with the U.S. Holder's regular method of tax accounting.

  Market Discount. If a U.S. Holder purchases a Note at original issue for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity), such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a de minimis amount (generally 1/4 of 1 percent of the stated redemption price of the Note at maturity times the number of complete years to maturity after the U.S. Holder acquired the Note).

  Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on a Note, or any gain realized on the sale, exchange, retirement or other disposition of a Note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or
(ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election is irrevocable.

  A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent that the interest expense exceeds the portion of market discount allocable to the days during the taxable year in which the Note was held by the taxpayer. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS.

  Amortizable Bond Premium. If a U.S. Holder purchases a debt instrument for an amount that is greater than the sum of all amounts payable on the debt instrument after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the debt instrument with "amortizable bond premium," generally equal in amount to such excess. In the case of a debt instrument that may be optionally redeemed prior to maturity, however, the amount of amortizable bond premium is determined by substituting the first date on which the debt instrument may be redeemed (the "redemption date") for the maturity date and the applicable redemption price on the redemption date for the amount payable at maturity--but only if the result is a smaller amount of amortizable bond premium in the period before the redemption date. Because the Operating Partnership has the option to redeem the Notes at the Redemption Price prior to maturity, the amount of amortizable bond premium on the Notes likely will be determined by subtracting from the U.S. Holder's tax basis in the Notes the applicable Redemption Price payable on the first date on which the Notes could be redeemed (rather than the stated redemption price at maturity). If the Operating Partnership does not in fact exercise its right to redeem the Notes on this date, the Notes will be treated (for purposes of the amortizable bond premium rules) as having matured and then as having been reissued for the Redemption Price at which the Notes could have been redeemed on such date. The Notes deemed to have been reissued will again be subject to the amortizable bond premium rules with respect to the remaining dates on which the Notes are redeemable.

  A U.S. Holder may elect to amortize bond premium on a Note using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS.

  Recently issued Treasury Regulations clarify the treatment of bond premium. These regulations describe the constant yield method under which such premium is amortized and provide that the resulting offset to interest income generally can be taken into account only as a U.S. Holder takes the corresponding interest income into account. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder's total interest inclusions on the Note in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the Note in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period. In the case of instruments that may be redeemed prior to maturity, the regulations provide that the premium is calculated by assuming that the issuer will exercise or not exercise its redemption rights in a manner that maximizes the holder's yield. The regulations are effective for debt instruments acquired on or after March 2, 1998. If a U.S. Holder elects to amortize bond premium for the taxable year containing this effective date, the regulations will apply to all of the U.S. Holder's debt instruments held on or after the first day of that taxable year.

  Disposition of the Notes. Upon the sale, exchange, redemption, retirement or other disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent such amount is attributable to accrued but unpaid stated interest, which is taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the Note. For purposes of determining gain or loss, a U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder (increased by accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received, and amortizable bond premium taken, with respect to such Note. Capital gain or loss recognized upon the disposition of a Note will be a long-term capital gain or loss if the Note was held for more than one year. In the case of a non-corporate taxpayer, the maximum tax rate applicable to such a capital gain generally will be 20% for Notes held for more than 18 months and 28% for Notes held for more than one year but for 18 months or less, although pending legislation would repeal the 18-month holding period requirement for the 20% capital gains rate for sales and exchanges occurring on or after January 1, 1998. A capital gain recognized on a Note held for one year or less generally will be subject to tax at the same rate as ordinary income.

NON-U.S. HOLDERS OF THE NOTES

  The rules governing the United States federal income taxation of a Non-U.S. Holder are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AS WELL AS TAX TREATIES, WITH REGARD TO AN INVESTMENT IN THE NOTES.

  Payment of Interest. Generally, payment of principal and interest on a Note to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding, unless the Non-U.S. Holder is (i) a direct or indirect 10% or greater partner (as defined in Section 871(h)(3) of the Code) in the Operating Partnership, (ii) a controlled foreign corporation related to the Operating Partnership, or (iii) a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the portfolio interest exemption, the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder, and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. In such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

  Recently issued Treasury Regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding paragraph. Based on IRS Notice 98-16, these Treasury Regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. A Non-U.S. Holder should consult its tax advisor regarding the effect of the new Treasury Regulations. See "--Information Reporting and Backup Withholding" for a further description of these new Treasury Regulations.

  Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Under certain circumstances, effectively connected interest received by a corporate Non-U.S. Holder may be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding if the Holder delivers a properly executed IRS Form 4224 to the Withholding Agent.

  Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above generally will be subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty).

  Disposition of the Notes. A Non-U.S. Holder of a Note generally will not be subject to United States federal income tax or withholding on any gain realized on the sale, exchange, redemption, retirement or other disposition of a Note unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such Holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such Holder in the United States, or (3) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

  Certain United States Federal Estate Tax Considerations Applicable to a Non-U.S. Holder. A Note beneficially owned by an individual who is not a citizen or resident of the United States at the time of death will not be included in the decedent's gross estate for United States federal estate tax purposes, unless the individual is a direct or indirect 10% or greater partner of the Operating Partnership, or, at the time of death, payments with respect to such Note would have been effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  On October 6, 1997, the Treasury Department issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards applicable to Withholding Agents (the "Final Regulations"). Based on IRS Notice 98-16, the Final Regulations generally will be effective with respect to payments made after December 31, 1999, subject to certain transition rules. Except as provided below, this section describes rules applicable to payments made on or before December 31, 1999.

  In general, information reporting requirements will apply to payments on a Note (including stated interest payments and payments of the proceeds from the sale, exchange, redemption, retirement or other disposition of a Note), unless the holder of the Note is a corporation or comes within certain exempt categories and, when required, demonstrates that fact. In addition, backup withholding at a rate of 31% may apply to such payments, unless the holder of the Note (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (ii) provides a correct taxpayer identification number, certifies as to its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Certain penalties may be imposed by the IRS on a holder that is required to supply information but does not do so in the proper manner.

  Information reporting requirements and backup withholding will not apply to payments on a Note to a Non-U.S. Holder if the statement described in "Non-U.S. Holders--Payment of Interest" is duly provided by such Holder, provided that the Withholding Agent does not have actual knowledge that the Holder is a United States person. Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a controlled foreign corporation as to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Note provides the statement described in "Non-U.S. Holders--Payment of Interest" or otherwise establishes an exemption.

  Any amount withheld from a payment to a holder of a Note under the backup withholding rules is allowable as a credit against such holder's United States federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

  The Final Regulations impose certain certification and documentation requirements on Non-U.S. Holders claiming an exemption from withholding, information reporting and backup withholding on interest paid on the Notes and proceeds from the sale, exchange, redemption, retirement or other disposition of the Notes. PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE EFFECT, IF ANY, OF THE FINAL REGULATIONS ON THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Operating Partnership has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
            UNDERWRITERS                                              NOTES
            ------------                                           ------------
   Goldman, Sachs & Co............................................ $
   Morgan Stanley & Co. Incorporated..............................
   NationsBanc Montgomery Securities LLC..........................
                                                                   ------------
     Total........................................................ $100,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Operating Partnership in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect to the securities sold in the Offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE or otherwise.

  Application will be made to list the Notes on the NYSE, although there can be no assurance that the Notes will be approved for listing.

  In the ordinary course of their business, the Underwriters provide investment banking, commercial lending, advisory and other financial services to the Operating Partnership, the Company and their affiliates for which they receive customary fees.

  NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC ("NationsBanc"), one of the Underwriters, is one of the participant banks under the Credit Facility. The total commitment of NationsBank, N.A. under the Credit Facility is $25 million, which amounts to approximately 11.11% of the total commitment by all of the participant banks under the Credit Facility, pursuant to which the Company owed approximately $20.8 million to NationsBank, N.A. as of June 30, 1998.

  All of the net proceeds from the Offering are expected to be used to repay borrowings under the Credit Facility. See "Use of Proceeds." NationsBank, N.A. will receive more than 10% of the net proceeds of the Offering ($11.0 million) in connection with such repayment. Accordingly, this offering is being made in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. NationsBanc is participating in the Offering on the same terms as the other Underwriters and will not receive any benefit in connection with the Offering other than customary managing, underwriting and selling fees.

  The Operating Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                               VALIDITY OF NOTES

  The validity of the Notes offered hereby will be passed upon for the Operating Partnership by King & Spalding, Atlanta, Georgia, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of King & Spalding as to matters of Georgia law.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of the Operating Partnership included in the Operating Partnership's Annual Report on Form 10-K dated December 31, 1997, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined statements of revenue and certain expenses of the Lichtin 1997 Acquisition Properties and the NWI 1997 Acquisition Properties included in the Operating Partnership's Current Report on Form 8-K dated February 17, 1998 and filed with the Commission on February 18, 1998, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The combined statement of revenue and certain expenses of the Dallas Acquisition Properties included in the Operating Partnership's Current Report on Form 8-K dated and filed with the Commission on June 16, 1998, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and has been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The statement of revenues and certain expenses of the Beacon Centre Acquisition Property for the year ended December 31, 1996 included in the Operating Partnership's Current Report on Form 8-K dated January 9, 1998 and filed with the Commission on January 23, 1998, as amended by its Form 8-K/A dated February 17, 1998 and filed with the Commission on February 18, 1998, all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
                                 $400,000,000

                               WEEKS CORPORATION
LOGO
OF WEEKS CORPORATION
APPEARS HERE
                       PREFERRED STOCK, COMMON STOCK AND
                             COMMON STOCK WARRANTS

                                 $350,000,000

                              WEEKS REALTY, L.P.

                                DEBT SECURITIES

                                ---------------
  Weeks Corporation (the "Company") may offer from time to time, together or separately, in one or more series (i) shares of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), (ii) shares of the Company's common stock, par value $.01 per share ("Common Stock"), and (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants") at an aggregate initial offering price not to exceed $400,000,000, in amounts, at prices and on terms to be determined at the time of sale. Weeks Realty, L.P. (the "Operating Partnership") may offer from time to time, together or separately, in one or more series, unsecured non-convertible investment grade debt securities (the "Debt Securities" and, together with the Preferred Stock, the Common Stock and the Common Stock Warrants, collectively referred to herein as the "Securities"), at an aggregate initial public offering price not to exceed $350,000,000, in amounts, at prices and on terms to be determined at the time of sale.

  The specific terms of any Securities offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, where applicable, the following information: (i) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provision, any conversion rights, any voting or other rights, and the terms of the offering and sale thereof; (ii) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (iii) in the case of Common Stock Warrants, the designation and aggregate number thereof, the number of shares of Common Stock purchasable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; (iv) in the case of Debt Securities, the specific title, aggregate principal amount, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price; and (v) in the case of all Securities, whether such Securities will be offered separately or as a unit with other Securities. The Company's Common Stock is subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Capital Stock."

  The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "WKS." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

  The Company and the Operating Partnership may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. If any agents, underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                                ---------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE   COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR   HAS
    THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
     COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------
      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
           ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.

                                ---------------
                  The date of this Prospectus is May 14, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock of the Company is listed on the NYSE, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company and the Operating Partnership have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (together with all amendments and exhibits and schedules thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information concerning the Company and the Operating Partnership and the Securities offered hereby, reference is made to the Registration Statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company (File No. 001-13254) or the Operating Partnership (File No. 000-22933) with the Commission are incorporated herein by reference:

    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998;

    (ii) The Company's Current Report on Form 8-K dated March 24, 1998 filed with the Commission on March 27, 1998;

    (iii) The Company's Current Report on Form 8-K dated March 17, 1998 filed with the Commission on March 20, 1998;

    (iv) The Company's Current Report on Form 8-K dated February 18, 1998 filed with the Commission on February 20, 1998;

    (v) The Company's Current Report on Form 8-K dated February 18, 1998 filed with the Commission on February 18, 1998;

    (vi) The Company's Current Report on Form 8-K dated January 9, 1998 filed with the Commission on January 23, 1998 (as amended by the Company's Current Report on Form 8-K/A dated January 9, 1998 filed with the Commission on February 18, 1998);

    (vii) The Company's Current Report on Form 8-K dated February 17, 1998 filed with the Commission on February 18, 1998;

    (viii) The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998;

    (ix) The Operating Partnership's Current Report on Form 8-K dated March 24, 1998 filed with the Commission on March 27, 1998;

    (x) The Operating Partnership's Current Report on Form 8-K dated March 17, 1998 filed with the Commission on March 20, 1998;

    (xi) The Operating Partnership's Current Report on Form 8-K dated March 11, 1998 filed with the Commission on March 12, 1998;

    (xii) The Operating Partnership's Current Report on Form 8-K dated February 18, 1998 filed with the Commission on February 18, 1998;

    (xiii) The Operating Partnership's Current Report on Form 8-K dated January 9, 1998 filed with the Commission on January 23, 1998 (as amended by the Operating Partnership's Current Report on Form 8-K/A dated January 9, 1998 filed with the Commission on February 18, 1998);

    (xiv) The Operating Partnership's Current Report on Form 8-K dated February 17, 1998 filed with the Commission on February 18, 1998;

    (xv) The Company's Registration Statement on Form 8-A dated August 12, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act; and

    (xvi) The Company's Registration Statement on Form 8-A dated October 9, 1997, registering the Company's 8.00% Series A Cumulative Redeemable Preferred Stock under Section 12(b) of the Exchange Act.

  All documents and reports filed by the Company or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein). Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus or any Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to: Vice President-Investor Relations, Weeks Corporation, 4497 Park Drive, Norcross, Georgia 30093, telephone number (770) 923-4076.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

  The Company is a self-administered, self-managed, geographically focused real estate investment trust ("REIT") that was organized in 1994 to continue and expand the fully integrated real estate business previously conducted by Weeks Corporation and its affiliates. The Company, together with its affiliates and predecessors, has developed, owned, managed, constructed and acquired primarily institutional-quality industrial properties in metropolitan Atlanta, Georgia and certain other southeastern United States markets since 1965.

  At December 31, 1997, the Company's portfolio was comprised of 298 properties totaling approximately 23.3 million square feet (the "Properties"), including 55 Properties and one Property expansion (totaling approximately 6.2 million square feet) under development and/or under agreement to acquire. At December 31, 1997, the Company also owned or controlled approximately 2,017.1 net usable acres of undeveloped land that the Company believes may ultimately support the development of up to 20.3 million square feet of industrial and suburban office properties. The Company currently manages, or expects to manage upon completion or acquisition, all of the Properties. At December 31, 1997, industrial Properties, suburban office Properties, and retail Properties and ground leases represented approximately 89%, 9% and 2%, respectively, of the square footage of all of the Properties. As used herein, the term "Properties" includes the completed properties currently in the Company's portfolio, as well as properties under development and/or under agreement to acquire.

  The Company conducts all of its business through the Operating Partnership and its subsidiaries. As of December 31, 1997, the Company owned approximately 76% of the outstanding interests in the Operating Partnership, and the remaining approximately 24% of the partnership interests in the Operating Partnership were owned by various individuals and entities (including certain officers and directors of the Company) (i) that previously owned the properties, land and other assets contributed to the Operating Partnership and its subsidiaries in connection with the Company's initial public offering in August 1994 (the "IPO") and (ii) that have contributed, directly or indirectly, certain assets, properties and businesses to the capital of the Operating Partnership (collectively, the "Limited Partners"). Of the approximately 76% interest in the Operating Partnership held by the Company as of December 31, 1997, the Company owned the sole approximately 1% general partnership interest in the Operating Partnership through Weeks GP Holdings, Inc., a wholly owned Georgia corporation ("Weeks GP"), and an approximately 75% limited partnership interest in the Operating Partnership through Weeks LP Holdings, Inc., a wholly owned Georgia corporation ("Weeks LP"). Both Weeks GP and Weeks LP are qualified REIT subsidiaries within the meaning of Section 856(i)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), and their existence will be disregarded for federal income tax purposes.

  Weeks Realty Services, Inc. ("Weeks Realty Services") and Weeks Construction Services, Inc. ("Weeks Construction Services") were organized as subsidiaries of the Operating Partnership to provide real estate related services to third parties. Weeks Realty Services generally provides property management, leasing and landscaping services, and Weeks Construction Services generally provides general contracting services, to third parties.

  The Operating Partnership owns 1% of the voting common stock and 100% of the nonvoting common stock of each of Weeks Realty Services and Weeks Construction Services. The voting and nonvoting common stock of Weeks Realty Services and Weeks Construction Services held by the Operating Partnership represents approximately 99% of the economic interests in these corporations. Ninety-nine percent of the voting common stock of Weeks Realty Services and Weeks Construction Services is held by executive officers of the Company.

  Weeks Development Partnership ("Weeks Development") is a Georgia general partnership owned 100% by Weeks Realty Services and by Weeks Construction Services. Weeks Development holds certain development land that is or may be used for build-to-suit for sale projects, and interests in certain joint ventures that own interests in certain development land. The Operating Partnership may purchase sites for development from Weeks Development.

  In order to maintain its qualification as a REIT for Federal income tax purposes, the Company is required to distribute at least 95% of its taxable income each year. Dividends on the Series A Preferred Shares (described below) and on any Preferred Stock offered pursuant to a Prospectus Supplement would be included as distributions for this purpose.

  The Common Stock is listed on the NYSE under the symbol "WKS." The Company was incorporated in Georgia in 1983, and the Operating Partnership is a Georgia limited partnership that was formed in June 1994. The Company's principal executive offices are located at 4497 Park Drive, Norcross, Georgia 30093, and its telephone number is (770) 923-4076.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to contribute the proceeds from the sale of the Securities to the Operating Partnership, of which the Company's wholly owned subsidiary, Weeks GP, is the sole general partner, in exchange for additional units representing general and/or limited partnership interests in the Operating Partnership. The Operating Partnership will use the proceeds for general corporate purposes including, without limitation, the acquisition and development of industrial and office properties and the repayment of outstanding indebtedness.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
          AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's and the Operating Partnership's consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and Preferred Stock dividends for each of the last five fiscal years. With respect to periods prior to August 24, 1994, the Company's consolidated ratios reflect the operating results from the businesses previously conducted by Weeks Corporation and its affiliates and predecessors.

                                       JAN. 1, 1994  AUG. 24, 1994
                          YEAR ENDED        TO            TO        YEAR ENDED    YEAR ENDED    YEAR ENDED
                         DEC. 31, 1993 AUG. 24, 1994 DEC. 31, 1994 DEC. 31, 1995 DEC. 31, 1996 DEC. 31, 1997
                         ------------- ------------- ------------- ------------- ------------- -------------
Ratio of earnings to
 fixed charges:(1)......     1.09x         1.06x         2.69x         1.96x         1.88x         1.98x
Ratio of earnings to
 fixed charges and
 Preferred Stock
 dividends:(1)..........     1.09x         1.06x         2.69x         1.96x         1.88x         1.78x

--------
(1) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before minority interest and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt discounts and issue costs, whether expensed or capitalized. Fixed charges and Preferred Stock dividends consist of fixed charges and dividends on the Company's Preferred Stock.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Under the Company's Restated Articles of Incorporation (the "Articles"), the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Common Stock Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Articles and the Company's Bylaws.

  The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. The Articles do not provide for cumulative voting in the election of directors.

  The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to such preferential rights as may be granted by the Board of Directors in connection with the past or future issuance of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from assets available for distribution to such holders.

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any class or series of Preferred Stock described below or that may subsequently be issued by the Company.

  The Common Stock is listed on the NYSE under the symbol "WKS." Wachovia Bank, N.A. is the Company's transfer agent and registrar.

PREFERRED STOCK

  General. Subject to limitations prescribed by Georgia law and the Articles, the Board of Directors is authorized to designate and issue, from the authorized but unissued capital stock of the Company, one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may affix and determine the preferences, limitations and relative rights of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences, limitations and relative rights of each class or series of Preferred Stock, it may afford the holders in any class or series of Preferred Stock preferences and relative rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

  Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series. In connection with any offering of any class or series of Preferred Stock, the Company, through its wholly owned subsidiaries, will receive preferred partnership interests of the Operating Partnership which will have preferences, limitations and relative rights that are substantially identical to those of such class or series of Preferred Stock. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles of amendment relating to such class or series.

  The preferences, limitations and relative rights of each class or series of Preferred Stock will be fixed by the articles of amendment relating to such class or series. The applicable Prospectus Supplement will describe the terms of the Preferred Stock in respect of which this Prospectus is being delivered, including, where applicable, the following:

    (1) The designation of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preferences per share and the initial offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) Whether dividends on such Preferred Stock are cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or other securities of the Company, including the conversion price (or manner of calculation thereof);

    (10) A discussion of the material Federal income tax considerations applicable to such Preferred Stock;

    (11) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

    (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company;

    (13) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (14) Any voting rights of such Preferred Stock; and

    (15) Any other specific terms, preferences, limitations or relative rights of such Preferred Stock.

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to Common Stock and to all other equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

  The terms and conditions, if any, upon which shares of any class or series of Preferred Stock are convertible into Common Stock or other securities of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock or other securities of the Company into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

  Series A Preferred Shares. The following summary sets forth the material terms and provisions of the Company's 8.00% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Shares"), and is qualified in its entirety by reference to the applicable provisions of the Articles and the Bylaws. The Company issued 6,000,000 Series A Preferred Shares in October 1997.

  General. The holders of the Series A Preferred Shares have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares are not subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Shares.

  The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Shares is Wachovia Bank, N.A.

  Ranking. With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series A Preferred Shares rank senior to the Common Stock.

  While any Series A Preferred Shares are outstanding, the Company may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series A Preferred Shares with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the outstanding Series A Preferred Shares and Party Shares (as defined below), voting as a single class. However, the Company may create additional classes of other stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking on a parity with the Series A Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series A Preferred Shares. See "--Voting Rights" below.

  Dividends. Holders of the Series A Preferred Shares are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.00% of the liquidation preference per annum (equivalent to $2.00 per share per annum). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each January, April, July and October (each, a "Quarterly Dividend Date"). Any dividends payable on the Series A Preferred Shares for any partial dividend period will be computed on a basis of the actual number of days in such period. Dividends are payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which is the 15th day of the calendar month in which the Quarterly Dividend Date falls or such other date designated as such by the Board of Directors of the Company that is not more than 50 nor less than 10 days prior to such Quarterly Dividend Date (each, a "Record Date"). Accrued and unpaid dividends for any past dividend periods may be declared and paid at any time and for such interim periods to holders of record on the applicable Record Date. Any dividend payment made on the Series A Preferred Shares is credited against the earliest accrued but unpaid dividend due with respect to the Series A Preferred Shares that remains payable.

  No dividends may be authorized by the Board of Directors or paid or set aside for payment if any agreement of the Company prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting aside would constitute a breach thereof or a default thereunder, or if such authorization or payment is restricted or prohibited by law. Dividends on Series A Preferred Shares accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment or payments on the Series A Preferred Shares that is in arrears. Holders of Series A Preferred Shares are not entitled to any dividends, whether payable in cash, property or shares of stock, in excess of the full cumulative dividends, as described herein, on the Series A Preferred Shares.

  If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to holders of Series A Preferred Shares will be in the same portion that the Total Dividends paid or made available to the holders of Series A Preferred Shares for the year bears to the Total Dividends.

  Except as provided in the next sentence, no dividends may be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for the payment thereof set aside for such payment on the Series A Preferred Shares for all prior dividend periods. If accrued dividends on the Series A Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series A Preferred Shares and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A Preferred Shares and such Parity Shares.

  The Company may not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any subsidiary), unless
(A) all cumulative dividends with respect to the Series A Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or declared and set apart for the payment of the dividend for the current dividend period with respect to the Series A Preferred Shares and any Parity Shares.

  As used herein, (i) the term "dividend" does not include dividends or other distributions payable solely in Fully Junior Shares (as defined below), or in options, warrants or rights to subscribe for or purchase any Fully Junior Shares, (ii) the term "Junior Shares" means the Common Stock and any other class or series of shares of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the Series A Preferred Shares as to the payment of dividends or in the distributions of assets or amounts upon liquidation, dissolution and winding up and (iii) the term "Fully Junior Shares" means Junior Shares (including the Common Stock) that rank junior to the Series A Preferred Shares both as to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

  Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to receive out of assets of the Company legally available for distribution to shareholders a liquidation preference of $25.00 per Series A Preferred Share, plus an amount per Series A Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

  Until the holders of Series A Preferred Shares and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series A Preferred Shares are insufficient to pay in full the amount payable upon liquidation with respect to the Series A Preferred Shares and any other Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series A Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable thereon were paid in full. Neither a consolidation nor a merger of the Company with another entity, a statutory share exchange by the Company or a sale, lease or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

  Redemption. The Series A Preferred Shares are not redeemable by the Company prior to October 10, 2002. On and after October 10, 2002, the Company, at its option, upon publication in a newspaper of general circulation in New York, New York at least once a week for two successive weeks and written notice to the holders of Series A Preferred Shares, may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption, without interest. The redemption price of the Series A Preferred Shares (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other capital stock of the Company, which may include Common Stock, Preferred Stock, depositary shares, interests, participations or other ownership interests in the Company however designated (other than debt securities convertible into or exchangeable for equity securities), and any rights, warrants or options to purchase any thereof. If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Company in its sole discretion to be equitable.

  Unless full cumulative dividends on all Series A Preferred Shares and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no Series A Preferred Shares or Parity Shares may be redeemed or purchased by the Company except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares or Parity Shares, as the case may be.

  Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date by the registrar to each holder of record of Series A Preferred Shares to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for Series A Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series A Preferred Shares will cease to accrue on such redemption date. If fewer than all Series A Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series A Preferred Shares to be redeemed from such holder. If notice of redemption of any Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of Series A Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  The holders of Series A Preferred Shares at the close of business on a Record Date are entitled to receive the dividends payable with respect to such Series A Preferred Shares on the corresponding Quarterly Dividend Date notwithstanding the redemption thereof between such Record Date and the corresponding Quarterly Dividend Date or the Company's default in the payment of the dividend due. The Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares which have been called for redemption, except as otherwise provided in the preceding sentence or to the extent that such unpaid dividends are included in the redemption price.

  The Series A Preferred Shares have no stated maturity and are no subject to any sinking fund or mandatory redemption.

  Voting Rights. Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Shares have no voting rights.

  If six consecutive quarterly dividends payable on the Series A Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of Series A Preferred Shares, voting together as a class with the holders of any other series of Parity Shares, will have the right to elect two additional directors to serve on the Company's Board of Directors at any annual meeting of shareholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series A Preferred Shares and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

  The approval of two-thirds of the outstanding Series A Preferred Shares and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Articles to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Shares or the Parity Shares (except that if such amendment would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Shares or another series of Parity Shares that is not enjoyed by the other, then the approval of two-thirds of the holders of all series similarly affected shall be required); (ii) enter into a share exchange that affects the Series A Preferred Shares, or consolidate the Company with or merge the Company with another entity, unless in each such case each Series A Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A Preferred Shares (except for changes that do not materially and adversely affect the holders of Series A Preferred Shares); or
(iii) authorize, reclassify, create or increase the authorized or issued amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Senior A Preferred Shares with respect to the payment of dividends or the distribution of assets or amounts upon liquidation, dissolution or winding up of the Company. However, the Company may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares.

  Except as provided above and as required by applicable law, the holders of Series A Preferred Shares are not entitled to vote on any merger or consolidation involving the Company, on any share exchange or on a sale of all or substantially all of the assets of the Company.

  Retirement. Except as otherwise provided in the Articles, all Series A Preferred Shares issued and reacquired by the Company shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class or series.

  Conversion. The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company at the option of the holder.

  Record Holders. The Company and its transfer agent may deem and treat the record holder of any Series A Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor its transfer agent shall be affected by any notice to the contrary.

  Restrictions on Transfer. For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Transfer."

RESTRICTIONS ON TRANSFER

  The Articles contain certain restrictions on the number of shares of capital stock that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. To enable the Company to continue to qualify as a REIT, the Articles contain restrictions on the acquisition of capital stock intended to ensure compliance with these requirements (collectively, the "Ownership Limit").

  The Ownership Limit provides that, subject to certain exceptions specified in the Articles, no person (excluding the Weeks Family and the Weeks Siblings, as defined below) may own, actually and constructively under the applicable attribution provisions of the Code, more than 7.5% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit also provides that the sisters and brother of A. Ray Weeks, Jr., Chairman and Chief Executive Officer of the Company (the "Weeks Family"), as well as all individuals (other than A. Ray Weeks, Jr.) from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 10% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit further provides that A. Ray Weeks, Jr. and the Weeks Family (collectively, the "Weeks Siblings"), as well as all individuals from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 19% of the outstanding shares of any class of capital stock of the Company.

  The Board of Directors may (but in no event will be required to) waive the Ownership Limit with respect to a holder if it determines that such holder's ownership will not then or in the future jeopardize the Company's status as a REIT. The Board of Directors has granted waivers with respect to the Ownership Limit after making such a determination. As a condition to the grant of any such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking or other information from the applicant with respect to preserving the REIT status of the Company.

  If any purported transfer of capital stock of the Company or any other event would otherwise result in any person or entity holding shares of capital stock of the Company in excess of the applicable Ownership Limit, then any such purported transfer will be null and void as to that number of shares in excess of such Ownership Limit and the purported transferee (the "Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock or any other event would result in the Company's failing to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be null and void as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). The trustee of the trust will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Any sales proceeds received by the trust in excess of the amount that must be distributed to a Prohibited Transferee or Prohibited Owner, as the case may be, will be distributed to the Beneficiary.

  Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

  Every owner of more than 1% (or such lower percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Articles within 30 days after December 31 and June 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

  The Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

LIMITATION OF DIRECTORS' LIABILITY

  The Articles eliminate, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damages for breaches of such director's duty of care or other duties as a director. The Articles do not provide for the elimination of, or any limitation on, the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) approving or assenting to unlawful corporate distributions or (iv) any transaction from which the director received an improper personal benefit. The Articles further provide that if the Georgia Business Corporation Code (the "GBCC") is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended.

These provisions of the Articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

  Under the Company's Bylaws, the Company is required to indemnify to the fullest extent permitted by the GBCC any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer of the Company, against liability (as defined in the GBCC) incurred in such proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company is required to pay for or reimburse the reasonable expenses incurred by a director or officer who is party to a proceeding in advance of final disposition thereof if (i) such director or officer furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth above, and (ii) such director or officer furnishes the Company a written undertaking, executed personally or in his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification. The Company may not indemnify a director (i) in connection with a proceeding by or in the right of the Company, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the standard of conduct set forth above, or (ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with each of the Company's directors. The indemnification agreements require, among other things, that the Company indemnify its directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses incurred in a proceeding in which the director was made a party because he is or was a director of the Company, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Company's Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights provided thereunder.

GEORGIA ANTI-TAKEOVER STATUTES

  The GBCC restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute"), and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, the Company must elect in its Articles or Bylaws to be covered by the restrictions imposed by these statutes. The Company has not elected to be covered by such restrictions; however, the Company, by action of its Board of Directors without shareholder approval, may in the future amend its Bylaws to make such an election. If such an election is made, the applicable Bylaw provision may only be repealed by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the holders of voting shares of the Company. Furthermore, shareholders may amend or repeal the Company's Bylaws or adopt new Bylaws (even though the Bylaws may also be amended or repealed by the Board of Directors) and may also expressly provide that any Bylaw so amended or repealed by them may not be amended or repealed by the Board of Directors.

  The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an interested shareholder of the corporation, unless either (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder, or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

  The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, or (iv) the interested shareholder has been an interested shareholder for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

  Pursuant to the GBCC, the Company cannot, subject to certain exceptions, merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by shareholders holding a majority of the shares entitled to vote on the resolution. In addition, the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement") requires that any merger of the Operating Partnership into another entity if the Operating Partnership is not the surviving entity or any sale of all or substantially all of the assets of the Operating Partnership to the Company or an affiliate of the Company be approved by a majority in interest of the limited partners (excluding any limited partner interests in the Operating Partnership owned by the Company and its subsidiaries).

CERTAIN OTHER PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  Certain provisions of the Company's Articles and Bylaws might discourage certain types of transactions that involve an actual or threatened change in control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the shareholders. See "--Restrictions on Transfer." Pursuant to the Articles, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company. Under the GBCC, unless otherwise set forth in the articles of incorporation or in a bylaw adopted by the shareholders, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Bylaws of the Company provide that, subject to the right of the holders of any Preferred Stock then outstanding to elect additional directors under specified circumstances, directors may be removed only for cause upon the affirmative vote of holders of a majority of the shares present and voting. These provisions may render more difficult a change in control of the Company or removal of incumbent management. The issuance of Preferred Stock by the Board of Directors also may have the effect of delaying, deferring or preventing a change in control of the Company. See "--Preferred Stock."

                     DESCRIPTION OF COMMON STOCK WARRANTS

  The Company may issue Common Stock Warrants, which may be issued independently or together with any other Securities and may be attached to or separate from any such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following summary of certain provisions of the Common Stock Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable Prospectus Supplement and the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Common Stock Warrants.

  The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

    (1) The designation of such Common Stock Warrants;

    (2) The aggregate number of such Common Stock Warrants;

    (3) The price or prices at which such Common Stock Warrants will be issued;

    (4) The number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant and the price at which such shares may be purchased upon exercise (which price may be payable in cash, securities or other property);

    (5) If applicable, the designation and terms of the Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security;

    (6) The date, if any, from and after which such Common Stock Warrants and any Securities issued therewith will be separately transferable;

    (7) The date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire;

    (8) The minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time;

    (9) The antidilution provisions of such Common Stock Warrants, if any;

    (10) A discussion of the material Federal income tax considerations applicable to such Common Stock Warrants; and

    (11) Any other specific terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exercise of such Common Stock Warrants.

  Reference is made to the section captioned "Description of Capital Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

  The Debt Securities will be issued under an indenture, dated as of a date prior to the issuance of the Debt Securities, as amended or supplemented from time to time (the "Indenture"), between the Operating Partnership and a trustee (the "Trustee") chosen by the Operating Partnership and qualified to act as Trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture. All Section references appearing herein are to sections of the Indenture.

  Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership. The Debt Securities are non-convertible and will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership and its Subsidiaries. The Debt Securities also will be effectively subordinated to any unsecured indebtedness of the Operating Partnership's Subsidiaries. The Company intends that all future borrowings will be made through the Operating Partnership and its Subsidiaries. At least one nationally-recognized statistical rating organization will have assigned an investment grade rating to the Debt Securities at the time of sale. At December 31, 1997, the Operating Partnership and its Subsidiaries had $192.6 million of secured indebtedness and $101.5 million of unsecured indebtedness outstanding, and the Subsidiaries had outstanding $16.6 million of unsecured indebtedness under the Company's revolving credit facility. Effective March 17, 1998, these Subsidiaries refinanced this indebtedness with intercompany loans from the Operating Partnership (the "Subsidiary Refinancing"). Accordingly, at March 31, 1998, the Operating Partnership's Subsidiaries did not have any outstanding unsecured indebtedness, except for a $2 million unsecured obligation incurred in connection with an acquisition. The Operating Partnership (i) will not permit the Subsidiaries that it controls to incur additional unsecured indebtedness and (ii) will enforce agreements by the Subsidiaries that it does not control pursuant to which such Subsidiaries have agreed not to incur additional indebtedness, other than, in each case, unsecured indebtedness owed to the Operating Partnership and trade payables incurred in the ordinary course of such Subsidiaries' business.

  The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Weeks GP as sole general partner of the Operating Partnership or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

  The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609) and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

    (1) the title of such Debt Securities;

    (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part;

    (3) the Person to whom any interest on a Debt Security shall be payable, if other than the Person in whose name the Debt Security is registered;

    (4) the date or dates on which the principal of any of such Debt Securities will be payable;

    (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

    (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable;

    (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Operating Partnership;

    (8) the obligation, if any, of the Operating Partnership to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which, and the terms and conditions on which, any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation;

    (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

    (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

    (11) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof;

    (12) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

    (13) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "--Defeasance and Covenant Defeasance--Defeasance and Discharge" or "--Defeasance and Covenant Defeasance--Defeasance of Certain Covenants," or under both such captions;

    (14) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Debt Securities and, if so, the respective Depositaries for such Global Debt Securities, the form of any legend or legends to be borne by any such Global Debt Security in addition to or in lieu of the legend referred to under "--Global Debt Securities" and, if different from those described under such caption, any circumstances under which any such Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Debt Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Debt Security or its nominee;

    (15) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders thereof to declare the principal amount of any of such Debt Securities due and payable;

    (16) any addition to or change in the covenants in the Indenture described under "--Certain Covenants" applicable to any of such Debt Securities; and

    (17) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

  Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement.

  Except as described under "--Merger, Consolidation or Sale" or "--Certain Covenants" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or any affiliate of any such party, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the Holders of the Debt Securities. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. However, restrictions on ownership and transfers of the Company's Common Stock designed to preserve its status as a REIT may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

  At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

  Subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Operating Partnership for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Operating Partnership has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Operating Partnership for any Debt Securities will be named in the applicable Prospectus Supplement (Section 305).

  The Operating Partnership may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).

  If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Operating Partnership will not be required to
(i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing,
(ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for payment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

GLOBAL DEBT SECURITIES

  Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Debt Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Debt Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture (Section 305).

  Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Debt Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Debt Security or any nominee of such Depositary unless (i) the Depositary has notified the Operating Partnership that it is unwilling or unable to continue as Depositary for such Global Debt Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Debt Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement (Section 305). All securities issued in exchange for a Global Debt Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 204 and 305).

  As long as the Depositary, or its nominee, is the registered Holder of a Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Debt Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Debt Security will not be entitled to have such Global Debt

Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Debt Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and Interest on a Global Debt Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Debt Security.

  Ownership of beneficial interests in a Global Debt Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Debt Security to the accounts of its participants. Ownership of beneficial interests in a Global Debt Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Debt Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Operating Partnership, the Trustee or any agent of the Operating Partnership or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Debt Security, in all cases, will trade in the Depositary's settlement system, in which secondary market trading activity in those beneficial interests will be required by the Depositary to settle in immediately available funds. The Operating Partnership cannot predict the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Debt Security upon the original issuance thereof will be required to be made in immediately available funds.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

  Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Operating Partnership may designate for such purpose from time to time, except that at the option of the Operating Partnership payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee will be designated as the Operating Partnership's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Operating Partnership for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Operating Partnership may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Operating Partnership will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).

  All moneys paid by the Operating Partnership to a Paying Agent for the payment of the principal of, or any premium or interest on, any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the Holder of such Debt Security thereafter may look only to the Operating Partnership for payment thereof (Section 103).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Prospectus Supplement (Section 307).

MERGER, CONSOLIDATION OR SALE

  The Operating Partnership may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Operating Partnership, unless (i) the successor Person (if any) is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction and assumes, by a supplemental indenture, the Operating Partnership's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met (Section 801).

CERTAIN COVENANTS

  Existence. Except as permitted under "--Merger, Consolidation or Sale," the Operating Partnership will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1005).

  Maintenance of Properties. The Operating Partnership will be required to cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership shall not be prevented from discontinuing the operation or maintenance of any of its properties if such discontinuance is, in the judgment of the Operating Partnership, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders (Section 1006).

  Insurance. The Operating Partnership will be required to, and to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types (Section 1008).

  Payment of Taxes and Other Claims. The Operating Partnership will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Operating Partnership or any Subsidiary or upon the income, profits or property of the Operating Partnership or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1007).

  Provision of Financial Information. Whether or not the Operating Partnership is subject to Section 13 or Section 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or Section 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities whose names appear in the Security Register for such Debt Securities, as their names and addresses appear in the Security Register for such Debt Securities, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or
Section 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with any Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or
Section 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section
1010).

  Limitations on Incurrence of Indebtedness. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below), other than intercompany debt representing Indebtedness to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Indebtedness is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to Outstanding Debt Securities, if, immediately after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 60% of the sum of
(i) Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Trustee (or such reports of the Company if filed by the Operating Partnership with the Trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets") (Section 1009).

  In addition to the foregoing limitation on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than
1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds therefrom and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Indebtedness by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had occurred at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1009). Further, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Indebtedness of the Operating Partnership or any Subsidiary if, immediately after giving effect to the incurrence of such additional Secured Indebtedness, the aggregate principal amount of all outstanding Secured Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis would be greater than 40% of Adjusted Total Assets. As used herein, "Secured Indebtedness" means Indebtedness secured by any mortgage, lien, charge, encumbrance, trust, deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets.

  For purposes of the foregoing provisions regarding the limitation on the incurrence of Indebtedness, Indebtedness shall be deemed to be "incurred" by the Operating Partnership or a Subsidiary whenever the Operating Partnership and its Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof (Section 1009).

  Maintenance of Total Unencumbered Assets. For so long as there are Outstanding any Debt Securities (other than Debt Securities that are not, by their terms, entitled to the benefit of this covenant), the Operating Partnership is required to maintain Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of all outstanding Unsecured Indebtedness (as defined below) (Section 1009).

  As used herein:

  "Annual Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on Indebtedness of the Operating Partnership and its Subsidiaries.

  "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income (i) plus amounts which have been deducted for (a) interest on Indebtedness of the Operating Partnership and its Subsidiaries,
(b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of Indebtedness discount, (d) losses and provisions for losses on properties, (e) depreciation and amortization, (f) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (g) amortization of deferred charges and (h) the effect of net losses of joint ventures in which the Operating Partnership or any Subsidiary owns an interest to the extent not requiring a use of cash, and
(ii) less amounts which have been included for (a) gains from sales or dispositions of properties and (b) the effect of net income of joint ventures in which the Operating Partnership or any Subsidiary owns an interest to the extent not providing a source of cash.

  "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Indebtedness" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership or such Subsidiary, as applicable, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by a mortgage, pledge, lien, charge, encumbrance of any security interest existing on property owned by the Operating Partnership or such Subsidiary,
(iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership or such Subsidiary as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or such Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary).

  "Subsidiary" means Weeks Realty Services, Weeks Construction Services and any other corporation, partnership or limited liability company more than 50% of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries, or by the Operating Partnership and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

  "Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and straight-line rents receivable).

  "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness, excluding infrastructure assessment bonds and (ii) all other assets of the Operating Partnership and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles and straight-line rents receivable) which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness.

  "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Unsecured Indebtedness" means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the properties of the Operating Partnership or any Subsidiary.

  Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.

EVENTS OF DEFAULT

  Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay any interest on any Debt Securities of that series when due, and continuance of such failure for a period of 30 days; (ii) failure to pay principal of or any premium on any Debt Security of that series when due; (iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (iv) failure to perform any other covenant of the Operating Partnership in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), that has continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (v) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any Indebtedness for money borrowed by the Operating Partnership, if, in the case of any such failure, such Indebtedness has not been discharged or, in the case of any such acceleration, such Indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture, if the aggregate outstanding principal amount of indebtedness under the instrument with respect to which such default or acceleration has occurred exceeds $10 million; (vi) certain events of bankruptcy, insolvency or reorganization of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (vii) any other event of default provided with respect to a particular series of Debt Securities (Section 501).

  If an Event of Default (other than an Event of Default described in clause
(vi) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (vi) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture (Section 502). For information as to waiver of defaults, see "--Modification and Waiver."

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security (Section 508).

  Within 120 days after the close of each fiscal year, the Operating Partnership will be required to furnish to the Trustee a statement by certain of the Company's officers as to whether the Operating Partnership, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults (Section 1004).

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Operating Partnership and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (ii) reduce the principal amount of, or any premium or interest on, any Debt Security, (iii) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (iv) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (vii) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (viii) modify such provisions with respect to modification and waiver (Section 902).

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Operating Partnership with certain restrictive provisions of the Indenture (Section 1011). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected (Section
513).

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date and (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security. Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding (Section 101).

  Except in certain limited circumstances, the Operating Partnership will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Operating Partnership (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

  Modifications and amendments of the Indenture may be made by the Operating Partnership and the Trustee without the consent of any Holders of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Operating Partnership and the assumption by such successor of the covenants of the Operating Partnership in the Indenture and the Debt Securities; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture; (iii) to add events of default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add to or change any provisions of the Indenture as necessary to permit or facilitate the issuance of Debt Securities in uncertificated form; (v) to add to, change or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as the changes (A) do not (1) apply to any Debt Securities of any series created prior to such modification or amendment and entitled to the benefit of such provision or (2) modify the rights of the holder of any such Debt Security with respect to such provision, or (B) will only become effective when there is no such Debt Security Outstanding; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series as permitted in the Indenture; or (viii) to provide for the acceptance of appointment by a successor Trustee (Section 901).

DEFEASANCE AND COVENANT DEFEASANCE

  If and to the extent indicated in the applicable Prospectus Supplement, the Operating Partnership may elect, at its option at any time, to have the provisions of Section 1302 of the Indenture, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series (Section 1301).

DEFEASANCE AND DISCHARGE

  The Indenture provides that, upon the Operating Partnership's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Operating Partnership will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel to the effect that the Operating Partnership has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur (Sections 1302 and 1304).

DEFEASANCE OF CERTAIN COVENANTS

  The Indenture provides that, upon the Operating Partnership's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Operating Partnership may omit to comply with certain restrictive covenants, including those described under "Certain Covenants," in the last sentence under "--Merger, Consolidation or Sale" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (iv) (with respect to such restrictive covenants) and clauses (v) and (vii) under "--Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Operating Partnership, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Operating Partnership will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Operating Partnership exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Operating Partnership would remain liable for such payments (Sections 1303 and 1304).

  "U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as a agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian of the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt (Section 1304).

NOTICES

  Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

TITLE

  The Operating Partnership, the Trustee and any agent of the Operating Partnership or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

NO CONVERSION RIGHTS

  The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

  The following discussion summarizes the United States federal income tax considerations material to a prospective holder of Common Stock. The Company has received a legal opinion from King & Spalding, which has acted as tax counsel to the Company, to the effect that the following discussion fairly summarizes the United States federal income tax considerations that are material to a holder of Common Stock and, to the extent such discussion contains statements of law or legal conclusions, such statements and conclusions are the opinion of King & Spalding. If the Company offers Securities other than Common Stock pursuant to this Prospectus, a discussion of the United States federal income tax considerations relevant to such Securities will be included in the Prospectus Supplement relating thereto.

  This discussion is based on current law. It is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. It does not discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term "Subsidiaries" refers to Weeks Realty Services and Weeks Construction Services and the term "Pass-Through Affiliate" refers to any partnership or limited liability company in which the Operating Partnership owns an interest.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company has made an election to be taxed as a REIT under Sections 856 and 860 of the Code commencing with its taxable year that ended on December 31, 1994. The Company has received a legal opinion from King & Spalding to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1994, 1995, 1996 and 1997, and that its current organization and method of operation should enable it to continue to qualify as a REIT. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Further, King & Spalding's opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and the past, current and expected future manner of operation of the Company, the Operating Partnership and the Pass-Through Affiliates. Moreover, the Company's continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed by the Code and discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "--Failure to Qualify" below.

  The following is a general summary of the Code provisions that govern the U.S. federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

  As a REIT, the Company generally is not subject to U.S. federal corporate income tax on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, the Company is still subject to U.S. federal income tax in the following circumstances. First, the Company is taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) which is held primarily for sale to clients in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to clients in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), and assuming the Company will make an election pursuant to Notice 88-19, such gain will be subject to tax at the highest regular corporate rate applicable (as provided in IRS regulations that have not yet been promulgated).

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The Company has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow the Company to satisfy requirements (5) and (6). In addition, the Company's Articles provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Capital Stock of the Company--Restrictions on Transfer". In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company's taxable year is a calendar year.

  In the case of a REIT that owns the stock of a corporation that is a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code, the subsidiary will not be treated as a separate corporation, and the assets, liabilities, and items of income, deduction, and credit of the subsidiary will be treated as assets, liabilities, and such items of the REIT. Weeks GP and Weeks LP are "qualified REIT subsidiaries" of the Company, so the separate existence of these corporations will be ignored for U.S. federal tax purposes, and the Company will be treated as directly holding the assets and liabilities and receiving the tax items of these subsidiaries. Further, in the case of a REIT that is a partner in an entity that is classified for federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Operating Partnership and any Pass-Through Affiliate will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described herein.

  Income Tests. To maintain qualification as a REIT, two gross income requirements must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, for each taxable year ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the REIT's gross income (including gross income from prohibited transactions) for such taxable year. The Taxpayer Relief Act of 1997, signed by the President on August 5, 1997 (the "1997 Act'), repealed the 30% gross income test effective for the Company's taxable year that began on January 1, 1998.

  Rents received by the Company will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in the relevant geographic region in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant". The Company believes that, except in certain circumstances that are not believed to be material, it provides only usual and customary services to the tenants of the Properties and that any noncustomary services are provided by independent contractors. For the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement will not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided. For this purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

  The Operating Partnership receives rents from a company controlled by Ray Weeks' spouse that may under certain circumstances constitute a Related Party Tenant. The Company also receives certain other types of non-rent income, including its allocable share of any dividends and interest paid by the Subsidiaries to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such income and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

  Any net income derived from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company believes that no asset owned by the Operating Partnership or any Pass-Through Affiliate is held for sale to customers and that the sale of any Property or Development Land by such entities is not in the ordinary course of business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and such entities will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or such entities will comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business".

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally are available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the Company's excess net income. The foregoing relief provisions do not apply in the case of a failure to satisfy the 30% gross income test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

  Asset Tests. At the close of each quarter of its taxable year, the Company must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership and the Pass-Through Affiliates and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test must generally be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities in a Subsidiary, but also each time the Company increases its ownership of securities of a Subsidiary (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their Exchange Rights).

  As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of the Subsidiaries. The Operating Partnership does not own more than 10% of the voting securities of the Subsidiaries. In addition, based upon its analysis of the estimated value of the debt and equity securities of the Subsidiaries owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of each Subsidiary held by the Operating Partnership does not exceed 5% of the total value of the Company's assets, although no independent appraisals have been obtained to support this conclusion. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter in which it acquires securities of the Subsidiaries or other property, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Subsidiaries.

  Clinton Administration's Proposed Changes to REIT Asset Tests. The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries such as the Subsidiaries. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law, except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. As a result, if the proposal were to be enacted, the Subsidiaries would become subject to the new 10%-vote-and-value limitation if either corporation commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of the Subsidiaries. Accordingly, the proposal, if enacted, would materially impede the ability of the Company to engage in other activities without jeopardizing its REIT status.

  Annual Distribution Requirements. As a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from "foreclosure property" (as defined above under "-- Taxation of the Company (General)"), minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses (such as principal amortization or capital expenditures) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid paying income tax (but not excise tax) on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

  Information Regarding Stock Ownership. Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its stock. The Company intends to comply with such requirements.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Any distributions made by the Company to shareholders in any year in which the Company fails to qualify will not be deductible by the Company. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

  Taxation of Taxable Domestic Shareholders. As long as the Company continues to qualify as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) are taken into account by them as ordinary income, and corporate shareholders are not eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the payor's actual net capital gain for the taxable year) without regard to the period for which the shareholder held his shares. However, corporate shareholders are required to treat up to 20% of certain capital gain dividends as ordinary income. The tax rate applicable to capital gain dividends is described in "Taxation of Shareholders--Capital Gains Rates" below.

  Distributions in excess of current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's Common Stock, they are included in income as capital gain, assuming the shares are a capital asset in the hands of the shareholder. The tax rate to which such capital gain will be subject will depend on the shareholder's holding period for his shares. See "Taxation of Shareholders--Capital Gains Rates" below.

  The Company may elect to treat all or part of its undistributed net capital gain as if it had been distributed to the Company's shareholders. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. The tax rate applicable to such gain is described in "Taxation of Shareholders-- Capital Gains Rates" below. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on the Company with respect to such gains.

  Any dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specific date in any such month are treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders do not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any gain or loss realized upon a taxable disposition of shares of Common Stock by a shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains depending on the holding period of the shares of Common Stock that are sold. See "Taxation of Shareholders--Capital Gains Rates" below. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules) are treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Capital Gains Rates. For non-corporate taxpayers, the tax rate differential between capital gain and ordinary income may be significant. The highest marginal income tax rate applicable to a non-corporate taxpayer's ordinary income is 39.6%. Any capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20% with respect to capital assets held for more than 18 months, and generally will be taxed at a maximum rate of 28% with respect to capital assets held for more than one year but not more than 18 months. The tax rates applicable to ordinary income apply to gain attributable to the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than 18 months, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25%. With respect to distributions designated by a REIT as capital gain dividends (including deemed distributions of retained capital gains), the REIT may designate (subject to certain limits) whether the dividend is taxable to non-corporate shareholders at a 20%, 25% or 28% rate.

  Backup Withholding. The Company reports to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Taxation of Foreign Shareholders" below.

  Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income" ("UBTI"). The Revenue Reconciliation Act of 1993 (the "1993 Act") has partially preempted this revenue ruling (as discussed below). In those circumstances in which the ruling still applies, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings are interpretative in nature and subject to revocation or modification by the IRS.

  In applying the stock ownership test of Section 856(h) of the Code, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, thus permitting affected pension trusts to acquire more concentrated ownership of a REIT. However, a pension trust that owns more than 10% of a REIT must now treat a percentage of the dividends as UBTI (the "UBTI Percentage") under certain circumstances. The UBTI Percentage is determined by dividing (i) the gross income of a REIT, less related direct expenses, that would be considered to be derived from an unrelated trade or business if the REIT were a pension trust by (ii) the gross income of the REIT, less related direct expenses, for the year in which the dividends are paid. The UBTI rule would apply to a pension trust that owns more than 10% of the value of the REIT's stock only if (a) the UBTI Percentage is at least 5%, (b) the REIT qualifies as a REIT by reason of the above modification of the stock ownership test, and (c) either one pension trust owns more than 25% of the value of the REIT's stock or a group of pension trusts individually owning more than 10% of the value of the REIT's stock collectively own more than 50% of the value of the REIT's stock.

  Taxation of Foreign Shareholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

  Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends are treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily are subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares of capital stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally is subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company withholds U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder that are not designated as capital gain dividends unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or
(ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income. The Treasury Department issued final regulations in October 1997 that will modify the manner in which the Company complies with its obligations to withhold against distributions to Non-U.S. Shareholders. The new regulations currently provide that they will be effective for payments made after December 31, 1998, subject to certain transition rules. In IRS Notice 98-16, however, the IRS announced that the Treasury Department and the IRS intend to amend the new regulations by delaying the effective date so that the new regulations will apply to payments made after December 31, 1999, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the new regulations on their purchase, ownership and disposition of the Common Stock.

  Distributions in excess of current and accumulated earnings and profits of the Company are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of capital stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they give rise to tax liability if the Non-U.S. Shareholder is otherwise subject to tax on any gain from the sale or disposition of his shares of capital stock as described below. If it cannot be determined at the time a distribution is made whether or not such distribution is in excess of current and accumulated earnings and profits, the distribution is subject to withholding at the rate applicable to dividends. The Company is required to withhold 10% of any distribution to a Non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Accordingly, although the Company intends to withhold at a rate of 30% on the entire amount of the distribution, to the extent that the Company does not do so, any portion of the distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. The Non-U.S. Shareholder may seek a refund of such amounts from the IRS to the extent that the amount withheld from such distribution was, in fact, in excess of the U.S. income tax due with respect to such distribution.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the FIRPTA provisions as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. federal income tax liability.

  Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Common Stock generally will not be subject to U.S. tax unless the capital stock constitutes a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The capital stock will not constitute a "United States real property interest" so long as the Company qualifies as a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held, directly or indirectly, by Non-U.S. Shareholders. Because the Company is publicly traded, there can be no assurance that the Company will qualify as a domestically controlled REIT. If the Company does not qualify (or ceases to qualify) as a "domestically controlled REIT," whether gain arising from the sale or exchange of capital stock by a Non-U.S. Shareholder would be subject to U.S. tax under FIRPTA will depend on whether the capital stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Shareholder's interest in the Company.

  If gain on the sale or exchange of capital stock were subject to tax under FIRPTA, then (i) the Non-U.S. Shareholder would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and (ii) the purchaser of the capital stock would be required to withhold and remit to the IRS 10% of the purchase price unless the purchased capital stock was "regularly traded" on an established securities market.

  Notwithstanding the foregoing, gain from the sale or exchange of capital stock not otherwise taxable under FIRPTA will be subject to U.S. tax if (i) the investment in capital stock is treated as effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the individual will be subject to a 30% tax on the individual's capital gains.

OTHER TAX CONSIDERATIONS

  Tax Status of Operating Partnership and Other Pass-Through Entities; Effect on REIT Qualification. All of the Company's investments are made through the Operating Partnership, which in turn holds interests in the Pass-Through Affiliates. The Company has received a legal opinion from King & Spalding to the effect that the Operating Partnership and each Pass-Through Affiliate that is not 100% beneficially owned by the Operating Partnership will be treated for U.S. federal income tax purposes as partnerships (and not as associations taxable as corporations). Each Pass-Through Affiliate that is 100% beneficially owned by the Operating Partnership is disregarded for federal income tax purposes. If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test (in addition to the 5% asset test and, likely, the 10% voting securities test). Further, if the Pass-Through Affiliates were treated as taxable corporations, then the Company would likely fail to qualify as a REIT under the 10% voting securities test, and would also fail to qualify under the 5% test if the value of the Company's interest in the Pass-Through Affiliates (through the Operating Partnership) exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from such partnerships would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test, and the Company would not be able to deduct its share of any losses generated by such partnerships in computing its taxable income. See "--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

  Depreciation. The Operating Partnership's initial income tax basis in the Properties acquired in exchange for Units generally is the same as the transferor's basis in such Property on the date of acquisition by the Operating Partnership, except to the extent that gain is recognized by the transferor in connection with the transfer. The Operating Partnership generally depreciates such Properties under the alternative depreciation system of depreciation ("ADS"), using a 40-year recovery period and the straight-line method with respect to the building and structural components of such Properties. The Operating Partnership's tax depreciation deductions will be allocated among the Partners in accordance with their respective percentage interests in the Operating Partnership, except as otherwise required pursuant to Section 704(c) of the Code.

  State and Local Taxes. The Company, the Operating Partnership, the Pass-Through Affiliates, the Subsidiaries and the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

                             PLAN OF DISTRIBUTION

  The Company and the Operating Partnership may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.

  If underwriters are used in the sale of the Securities, the Securities may be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of the Securities, the Company or the Operating Partnership will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Securities may be sold directly by the Company or the Operating Partnership through agents designated by the Company or the Operating Partnership from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company or the Operating Partnership to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, from the Operating Partnership or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company or the Operating Partnership and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company or the Operating Partnership, as the case may be, will authorize dealers or agents to solicit offers from certain types of institutions to purchase Securities from the Company or the Operating Partnership, as the case may be, at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company and the Operating Partnership to indemnification by the Company or the Operating Partnership against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company or the Operating Partnership in the ordinary course of business.

  The Preferred Stock, the Common Stock Warrants and the Debt Securities may or may not be listed on a national securities exchange. The Common Stock currently trades on the NYSE, and any Common Stock offered hereby will be listed on the NYSE, subject to an official notice of issuance. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia. George D. Busbee, a director of the Company, is of counsel to King & Spalding.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998 incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The consolidated financial statements and related financial statement schedule of the Operating Partnership included in the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998 incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined statements of revenue and certain expenses of the Lichtin 1997 Acquisition Properties and the NWI 1997 Acquisition Properties included in the Company's Current Report on

Form 8-K dated February 17, 1998 and filed with the Commission on February 18, 1998, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The combined statements of revenue and certain expenses of the Lichtin 1997 Acquisition Properties and the NWI 1997 Acquisition Properties included in the Operating Partnership's Current Report on Form 8-K dated February 17, 1998 and filed with the Commission on February 18, 1998, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The statement of revenues and certain expenses of Beacon Centre Acquisition Property for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K dated January 9, 1998 and filed with the Commission on January 23, 1998, as amended by Form 8-K/A dated January 9, 1998 and filed with the Commission on February 18, 1998, all incorporated by reference in this Prospectus and the Registration Statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report with respect thereto and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The statement of revenues and certain expenses of Beacon Centre Acquisition Property for the year ended December 31, 1996 included in the Operating Partnership's Current Report on Form 8-K dated January 9, 1998 and filed with the Commission on January 23, 1998, as amended by Form 8-K/A dated January 9, 1998 and filed with the Commission on February 18, 1998, all incorporated by reference in this Prospectus and the Registration Statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report with respect thereto and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO
BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION
THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE OPERATING PARTNERSHIP
SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
Prospectus Supplement Summary............................................  S-3
The Operating Partnership................................................ S-10
Use of Proceeds.......................................................... S-11
Capitalization........................................................... S-11
Selected Financial and Other Information................................. S-12
Business and Properties.................................................. S-14
Management............................................................... S-25
Description of Notes..................................................... S-26
Certain Federal Income Tax Considerations................................ S-31
Underwriting............................................................. S-37
Validity of Notes........................................................ S-38
Experts.................................................................. S-38

                                  PROSPECTUS

Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Company and the Operating Partnership................................    4
Use of Proceeds..........................................................    5
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock
 Dividends...............................................................    5
Description of Capital Stock.............................................    6
Description of Common Stock Warrants.....................................   16
Description of Debt Securities...........................................   17
Federal Income Tax Considerations........................................   30
Plan of Distribution.....................................................   40
Legal Matters............................................................   41
Experts..................................................................   41

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                                 $100,000,000

                              WEEKS REALTY, L.P.

                             % NOTES DUE JULY 15,



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                                     LOGO

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                             GOLDMAN, SACHS & CO.

                          MORGAN STANLEY DEAN WITTER

                            NATIONSBANC MONTGOMERY
                                SECURITIES LLC



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